UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translated documents of POSCO HOLDINGS INC.’s Corporate Governance Report for the year 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)
Date: September 5, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Corporate Governance Report

2022

May 31, 2023

POSCO HOLDINGS INC.

Pursuant to KOSPI Market Disclosure Regulation Article 24-2, POSCO HOLDINGS INC. provides this report in order to help investors to better understand the company’s corporate governance.

The corporate governance status in this report is composed based on December 31, 2022, and if there has been any changes occurred as of May 31, 2023 which was the submission date of this report to the Korea Exchange in Korean language, those are stated separately.

The status of corporate governance in this report is basically about the time period from January 1, 2022 to December 31, 2022. When the corporate governance report guidelines of the Korea Exchange provide different time period for some matters, we stated information within those time periods.

This is a courtesy English translation of the Corporate Governance Report that originally was disclosed in Korean.

[ Contents ]

I	Overview

•	Name of Company : POSCO HOLDINGS INC.

•	People in charge of the report :

-	Main In-charge : Joo, Hyung-Kweon Leader, Investor Relations Team

02-3457-1408            Email: silentj@posco-inc.com

-	Co In-charge : Jang, Soo-Young, Manager, Investor Relations Team

02-3457-0747            Email: syjang0228@posco-inc.com

•	Record Date : December 31, 2022

•	Company Overview

Largest Shareholder	National Pension Service	Shareholding Ratio of the Largest Shareholder 1)	9.11%
		Shareholding ratio of Minority Shareholders 2)	67.12%
Business Type	Non-Financial	Major Products	Holding Company
Enterprise Group under Monopoly Regulation and Fair Trade Act	Yes	Act on the Management of Public Institutions	Not Applicable
Name of Enterprise Group	POSCO
Summary of Financial Status (In hundred millions of KRW)

	2022	2021	2020
Consolidated Revenue	847,502	763,323	577,928
Consolidated Operating Profit	48,501	92,381	24,030
Consolidated Profit from Continuing Operations	35,605	71,959	17,882
Consolidated Profit	35,605	71,959	17,882
Consolidated Total Assets	984,068	914,716	790,870
Separate Total Assets	511,491	642,428	567,950

1)	As of December 31, 2022

2)

It is based on the total number of issued shares with voting rights (excluding treasury stock) as of December 31, 2022 and minority shareholders those with less 1% of the total number of issued shares.

Glossary
BoD, the BoD	The Board of Directors
GMoS	General Meeting(s) of Shareholders
The company, company, we, our, us	POSCO HOLDINGS as a separate business entity

II	Current Status of Corporate Governance

1. Corporate Governance Policy

•	The Principle and Policy of Corporate Governance

POSCO HOLDINGS pursues advanced corporate governance that enhances shareholders’ value in the long-term and equally better interested parties’ rights. The management conducts responsible management with their expertise and reasonable decision-making and the BoD which consists of majority number of Outside Directors supervises and advises the management. This “Global Professional Management” is harmonized based on checks and balances and these principles, as proclaimed in Corporate Governance Charter are carried out within and outside POSCO HOLDINGS.

Detailed principles of corporate governance are reflected on internal regulations for corporate governance such as Articles of Incorporation, Operational Regulations of the Board of Directors, Corporate Governance Charter, etc., and also available on POSCO HOLDINGS’ website at http://www.posco-inc.com

POSCO HOLDINGS leadingly adopted Outside Directors Policy in 1997 and has continuously improved it for independence of BoD and to strengthen its roles.

Followed by vertical spin-off to the holding company in March 2022, POSCO HOLDINGS has been strengthening its Control Tower functions, including future business portfolio development and group business management functions.

The BoD consists of members with abundant experience and expertise from the fields of industry, academia, law, environment, accounting and public services in order to provide diversity and balanced-perspective for the management’s reasonable decision-making. In order to effectively supervise and intervene the management, the BoD consists of more than half of Outside Directors. In addition, the BoD is operated centered on outside directors, with the Chairmen of BoD and Special Committees are appointed from Outside Directors.

•	Characteristics of Corporate Governance

POSCO HOLDINGS’s BoD, as permanently established and the highest decision-making body, has the right to elect Representative Directors. Since 2006, the Chairman position of BoD has been separated from the position of the CEO and the Representative Director and has been appointed among Outside Directors by resolutions of BoD.

Outside Directors who have expertise and abundance of experience are recommended by Director Candidate Recommendation Committee or by shareholders’ suggestion then elected at the GMoS by shareholders’ votes. As of May 31, 2023, The BoD has total 12 Directors: 7 Outside Directors, 4 Inside Directors, and 1 Non-Standing Director.

The Articles of Incorporation was revised in accordance with the launch of the holding company in March 2022, and therefore, we currently operate five committees within the board of directors, including ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, and Audit Committee. Outside Directors are more than half of total number of Directors in each Special Committee. In addition, Director Candidate Recommendation Committee, Evaluation and Compensation Committee and Audit Committee consist of all Outside Directors in order to guarantee independent decision-making. Among Special Committees, Director Candidate Recommendation Committee and Audit Committee are mandatory for operation under the Commercial Act. However, the rest of 3 Special Committees were established voluntarily by the BoD for professionalism, independence and efficiency of the BoD. Finance Committee and Audit Committee are operated with experts who have experience in the fields of Industries, accounting/finance and public affairs and ESG Committee is operated with an environment expert.

The company held a total of 11 board meetings in 2022, and the attendance rate of the directors was 100%. The special committees held a total of 27 meetings, and the attendance rate of the committee members was 100%. In addition, all independent directors participated in major activities of the board such as Board Strategy Sessions, Independent Director Meetings, ESG Sessions, Leadership Sessions, Strategic/Performance Review Sessions, and site visits. The company’s independent directors are devoting sufficient time and effort to fulfill their duties and are doing their best to fulfill their authority and role as directors.

2. Shareholders

(Core Principle 1) Rights of Shareholders • Shareholders need to be given sufficient information in a timely manner to exercise rights and need to exercise rights with proper procedure.

(Sub-Principle 1-①) The company needs to provide sufficient information for the date, location and agendas of GMoS, long enough before the meeting date.

A. History and Notice of GMoS

POSCO HOLDINGS has held 3 Ordinary GMoS and 1 Extraordinary GMoS from January 1, 2021 till May 31, 2023. Information regarding GMoS such as date, location, agendas, etc. were provided to shareholders through Korea Exchange(KRX) public disclosure both in Korean and English, Data Analysis, Retrieval and Transfer System(DART) website by Financial Supervisory Service, U.S. Securities and Exchange Commission(SEC) website, company website, mail notice for domestic shareholders, Depositary Notice and Proxy Card for foreign DR shareholders, and so on.

The history and details of GMoS from January 1, 2021 to May 31, 2023 are given in the following table.

•	(Table 1-①-1) History and Details of GMoS from January 1, 2021 to May 31, 2023

		Ordinary GMoS 2023	Ordinary GMoS 2022	Extraordinary GMoS 2022	Ordinary GMoS 2021
	Resolution of Convocation	January 27, 2023	January 28, 2022	December 10, 2021	January 28, 2021
	Notice of Convocation	February 20, 2023	February 17, 2022	January 5, 2022	February 18, 2021
	GMoS Date	March 17, 2023	March 18, 2022	January 28, 2022	March 12, 2021
	Days between Notice of Convocation and GMoS Date	24 days	28 days	22 days	21 days
	Location/ Region	POSCO Center / Gangnam-gu, Seoul	POSCO Center / Gangnam-gu, Seoul	POSCO Center / Gangnam-gu, Seoul	POSCO Center / Gangnam-gu, Seoul
	Notice to Shareholders	Mail notice, POSCO website, DART and KRX website	Mail notice, POSCO website, DART and KRX website	Mail notice, POSCO website, DART and KRX website	Mail notice, POSCO website, DART and KRX website
	Notice for foreign shareholders	U.S. SEC website, Depositary Notice and Proxy Card for DR holders, and KRX English public disclosure	U.S. SEC website, Depositary Notice and Proxy Card for DR holders, and KRX English public disclosure	U.S. SEC website, Depositary Notice and Proxy Card for DR holders, and KRX English public disclosure	U.S. SEC website, Depositary Notice and Proxy Card for DR holders, and KRX English public disclosure
Details	BoD	12 out of 12 Directors attended	11 out of 12 Directors attended	12 out of 12 Directors attended	12 out of 12 Directors attended
	Audit Committee Members	3 out of 3 members attended	3 out of 3 members attended	3 out of 3 members attended	3 out of 3 members attended
	Shareholders’ Remarks	1) 1 shareholder remark 2) Message : Plans for POSCO Group’s LiB Business	1) 2 shareholder remarks 2) Message : payout ratio, share cancellation	1) 5 shareholder remarks 2) Message : vertical spin-off related issues, payout ratio, share cancellation	1) 1 shareholder remark 2) Message : Plans for Lithium-ion battery materials business

B. Providing Information regarding GMoS

POSCO HOLDINGS held 3 Ordinary GMoS and 1 Extraordinary GMoS from January 1, 2021 to May 31, 2023. Generally, we provide dates and locations of GMoS through BoD resolutions by 6 weeks before the meetings. After resolutions on the GMoS agendas by the BoD, we provided information through Korea Exchange(KRX), Data Analysis, Retrieval and Transfer System(DART) website by Financial Supervisory Service, U.S. Securities and Exchange Commission(SEC) website, and our website. In addition, until 2 weeks before the GMoS, we provided GMoS notice, related supplementary information, guide for voting rights exercise, ballot paper, return envelope, etc. to every shareholder by mail. In order to provide information better for our foreign shareholders, we have been conducting the Korea Exchange public disclosure in English since our GMoS in March 2021.

Although the company conducted Notice of Convocation 4 weeks before the date of GMoS March 2022 and met one of the Corporate Governance Key Compliance Indicator, we have not met the standard in 2023 by conducting the Notice of Convocation 3 weeks(24 days) before the date of GMoS. We will try our best to provide sufficient information to shareholders 4 weeks in advance regarding the GMoS in the future.

(Sub-Principle 1-②) The company needs to help shareholders to attend the GMoS and to express their opinions.

A. History of Shareholders’ Exercise of Voting Rights

(i) Date of GMoS and whether it has been held on Congested Dates for GMoS

From January 1, 2021 to May 31, 2023, the company has held 3 Ordinary GMoS, and participated in the Voluntary Compliance Program for GMoS Date Separation for all three years by setting GMoS dates on non-congested dates. The following are the details regarding the exercise of voting rights at the general meetings of shareholders held from January 1, 2021 to May 31, 2023.

•	(Table 1-②-1) Dates of GMoS and Voting Types from January 1, 2021 to May 31, 2023

	GMoS 2023	GMoS 2022	GMoS 2021
Congested Dates for GMoS	March 24, 2023 March 30, 2023 March 31, 2023	March 25, 2022 March 30, 2022 March 31, 2022	March 26, 2021 March 30, 2021 March 31, 2021
Date of GMoS	March 17, 2023	March 18, 2022	March 12, 2021
Meeting on Non-Congested Date	Yes	Yes	Yes
Conduct of Voting via Mail	Yes	Yes	Yes
Conduct of Electronic Voting	Yes	Yes	Yes
Conduct of Proxy Solicitation	Yes	Yes	Yes

(ii) GMoS Voting Results on Each Agenda

The company held 2 GMoS from January 1, 2022 to May 31, 2023 and the results on each agenda are as follows.

(ii) Introduction of ballot paper and electronic voting system and proxy solicitation

The company mails written ballot papers and envelops to all shareholders so that they can exercise their voting rights through written voting if they cannot attend GMoS. To promote participation by minority shareholders and protect their rights, POSCO HOLDINGS also operates the electronic voting system every year. We also recommend proxy solicitation, and we have uploaded the proxy solicitation form on the website to facilitate shareholders’ exercise of voting rights. Since March 2021, the company has broadcasted GMoS live under COVID-19 situation, and made efforts to ensure the participation of shareholders as much as possible by receiving shareholder inquiries in advance.

(iii) GMoS Voting Results on Each Agenda

•	(Table 1-②-2) GMoS Voting Results on Each Agenda

Ordinary			The 54th GMoS			March 18, 2022
Agenda		Resolution Type	Description	Result	Number of Total Issued Shares with Voting Rights (①)	Exercised Shares from ① (A) 1)	For (B) (Ratio, %)2)
							Against, Spoilt vote, etc. (C) (Ratio, %)3)
1		Ordinary	Approval of the 54th (January 1, 2021 ~ December 31, 2021) Financial Statements	Approved	75,625,572	56,086,920	45,926,950 (81.9%)
							10,159,970 (18.1%)
2	2-1	Ordinary	Election of Inside Director Chon, Jung-Son	Approved	75,625,572	56,086,320	46,748,318 (83.4%)
							9,338,002 (16.6%)
	2-2	Ordinary	Election of Inside Director Chung, Chang-Hwa	Approved	75,625,572	56,086,320	39,236,266 (70.0%)
							16,850,054 (30.0%)
	2-3	Ordinary	Election of Inside Director Yoo, Byeong-Og	Approved	75,625,572	56,086,920	39,430,679 (70.3%)
							16,656,241 (29.7%)
3		Ordinary	Election of Non-Standing Director Kim, Hag-Dong	Approved	75,625,572	56,086,920	37,899,741 (67.6%)
							18,187,179 (32.4%)
4	4-1	Ordinary	Election of Outside Director Sohn, Sung Kyu	Approved	75,625,572	56,086,920	53,302,928 (95.0%)
							2,783,992 (5.0%)
	4-2	Ordinary	Election of Outside Director Yoo, Jin Nyong	Approved	75,625,572	56,086,920	53,349,615 (95.1%)
							2,737,305 (4.9%)
	4-3	Ordinary	Election of Outside Director Pahk, Heui-Jae	Approved	75,625,572	56,086,920	51,288,028 (91.4%)
							4,798,892 (8.6%)
5	5-1	Ordinary	Election of Audit Committee Member from Outside Directors Sohn, Sung Kyu	Approved	75,625,572	49,045,521	46,257,121 (94.3%)
							2,788,400 (5.7%)
	5-2	Ordinary	Election of Audit Committee Member from Outside Directors Yoo, Jin Nyong	Approved	75,625,572	49,045,521	46,319,713 (94.4%)
							2,725,808 (5.6%)
6		Ordinary	Approval of the Ceiling Amount of Total Remuneration for Directors	Approved	75,625,572	56,086,920	53,120,362 (94.7%)
							2,966,558 (5.3%)

1)	Number of shares for Audit Committee Member agenda excluded the number of shares that are limited for voting rights. Exercised shares(A) = Number of shares (B) + Number of shares (C)
2)	Ratio of approval shares (%) : (B/A) x 100
3)	Ratio of objection, spoilt vote and other shares = (C/A) x 100

정 기			The 55th GMoS			March 17, 2023.
Agenda		Resolution Type	Description	Result	Number of Total Issued Shares with Voting Rights (①)	Exercised Shares from ① (A) 1)	For (B) (Ratio, %)2)
							Against, Spoilt vote, etc. (C) (Ratio, %)3)
1		Ordinary	Approval of the 55th (January 1, 2022 ~ December 31, 2022) Financial Statements	Approved	75,849,177	54,021,693	46,974,931 (87.0%)
							7,046,762 (13.0%)
2	2-1	Special	Partial Amendments of the Article of Incorporation : Change of the Location of the Head Office	Approved	75,849,177	54,021,693	51,508,281 (95.3%)
							2,513,412 (4.7%)
	2-2	Special	Partial Amendments of the Article of Incorporation : Removal of Exercise of Voting Rights in Writing	Approved	75,849,177	54,021,693	39,204,818 (72.6%)
							14,816,875 (27.4%)
	2-3	Special	Partial Amendments of the Article of Incorporation : Change of the Record Date for Year-End Dividends	Approved	75,849,177	54,021,693	52,625,369 (97.4%)
							1,396,324 (2.6%)
3	3-1	Ordinary	Election of Inside Director Jeong, Ki-Seop	Approved	75,849,177	54,021,693	43,618,751 (80.7%)
							10,402,942 (19.3%)
	3-2	Ordinary	Election of Inside Director Yoo, Byeong-Og	Approved	75,849,177	54,021,693	42,906,536 (79.4%)
							11,115,157 (20.6%)
	3-3	Ordinary	Election of Inside Director Kim, Ji-Yong	Approved	75,849,177	54,021,693	43,449,303 (80.4%)
							10,572,390 (19.6%)
4		Ordinary	Election of Non-Standing Director Kim, Hag-Dong	Approved	75,849,177	54,021,693	38,381,607 (71.0%)
							15,640,086 (29.0%)
5		Ordinary	Election of Outside Director Kim, Joon-Gi	Approved	75,849,177	54,021,693	52,455,580 (97.1%)
							1,566,113 (2.9%)
6		Ordinary	Approval of the Ceiling Amount of Total Remuneration for Directors	Approved	75,849,177	54,021,693	51,540,266 (95.4%)
							2,481,427 (4.6%)

1)	Exercised shares(A) = Number of shares (B) + Number of shares (C)
2)	Ratio of approval shares (%) : (B/A) x 100
3)	Ratio of objection, spoilt vote and other shares = (C/A) x 100

B. Company’s Effort for Shareholders’ Voting Rights Exercise

As described in A. History of Shareholders’ Exercise of Voting Rights, POSCO HOLDINGS provides voting via mail, electronic voting, and proxy solicitation in order to facilitate shareholders’ participation to GMoS. Especially for the GMoS held from 2020 under the COVID-19 situation, the company promoted non-contact exercise of voting rights such as voting via mail or electronic voting through company website. Additionally, we provided e-mail address and phone number for inquiries regarding GMoS through the CEO’s letter via mail with the notice of GMoS convocation, and actively responded to shareholders’ inquiries.

•	(Picture 1-②-1) Promotion on the Company Website

(Sub-Principle 1-③) Company needs to facilitate shareholders to suggest GMoS agendas conveniently and to facilitate them freely asking questions and requesting explanations about shareholders’ suggested agendas at the meeting.

A. Shareholder Proposal Right

(i) Guidance of shareholder proposal procedures

Regarding shareholder proposal standards and procedures for Outside Director candidate recommendation, the company prescribed in the Article 30 of the Articles of Incorporation that by exercising shareholder proposal right in accordance with relevant laws, shareholders may recommend Outside Director candidates to Director Candidate Recommendation Committee.

(ii) Standards and procedures of shareholder proposal

When the recommendation of an Outside Director candidate is received as shareholder proposal, the Investor Relations(IR) team checks whether it meets the shareholder proposal requirements. After that, the Director Candidate Recommendation Committee verifies the candidate’s eligibility and recommends to the GMoS as an Outside Director candidate.

(iii) History of shareholder proposals and implementation status

From January 1, 2021 to May 31, 2023, there was no shareholder proposal with regards to GMoS agenda or no public letter received from institutional investors as part of the Stewardship Code. Accordingly, implementation status related to shareholder proposal or public letter of institutional investors have been omitted. In the future, if there is any shareholder proposal related to agenda of the GMoS, the company will respect shareholders’ opinions so that they can freely ask questions and request explanations at the GMoS.

B. Support for Exercise of Shareholder Proposal Right

Though the company does not provide separate guidance regarding the shareholder proposal procedure as stipulated by law on the website, shareholders who possess the right to propose matters as prescribed by law are notified of the recommendation process for independent director candidates through electronic mail or other means to facilitate the recommendation of such candidates.

In order to enhance communication with shareholders and secure a diverse pool of independent director candidates, the “Shareholder Recommendation System” has been introduced since 2018, allowing shareholders to directly participate in the process of recommending candidates. Candidates recommended by shareholders undergo the same qualification review process as other candidates by the Advisory Committee for Independent Director Candidates.

About 3~4 months before Ordinary GMoS, a letter from the Chairman of Director Candidate Recommendation Committee is sent to shareholders who can exercise shareholder proposal rights under the Commercial Act, suggesting recommendation of one Outside Director candidate per one shareholder and the recommendation is received by e-mail or mail. For the Ordinary GMoS held in March 2023, the recommendation period was from November 10, 2022 to December 15, 2022.

For the Ordinary GMoS in March 2019, one candidate(law major, professorship, female) was proposed for Outside Director through the Shareholders’ Recommendation procedure and the Outside Director Candidate Recommendation Advisory Panel included the candidate as one of the potential candidates and proceeded discussion. It was concluded that the candidate did not meet the need of the company and was not recommended to the Director Candidate Recommendation and Management Committee. Subsequently, the related information was provided to the recommended organization.

(Sub-Principle 1-④) The company needs to prepare mid to long-term shareholder return policy and future plans, including dividends, and to guide them to shareholders.

A. Shareholder Return Policies

(i) Shareholder Return Policy and company’s future plan

In January 2020, the company announced its first mid-term dividend policy aimed at enhancing transparency and predictability regarding dividends. The policy set a target dividend payout ratio of approximately 30% from 2020 to 2022. Subsequently, with the expiration of the existing medium-term dividend policy, the company announced its medium-term shareholder return policy for the next three years (2023 to 2025) in April 2023. Under this policy, starting from 2023, the company plans to allocate 50-60% of the annual Free Cash Flow (parent only) as a funding source. The company aims to distribute a basic dividend of KRW 10,000 per share and utilize the remaining funds for additional returns to shareholders, thereby promoting shareholder value and stable dividend distribution.

In addition, by partially amending the Articles of Incorporation in 2016, the company introduced quarterly dividend system so that quarterly dividends can be paid in cash by resolution of the BoD and the quarterly dividends has been continued since the 2nd quarter of 2016.

In April 2020, the BoD resolved on a share repurchase trust contract in order for stable management of stock price and improvement of shareholders’ value. During the contract period, from April 13, 2020 to April 12, 2021, the company finished repurchasing shares worth KRW 1 trillion (4.49 million share, 5.1%) which is the contract amount. Additionally, in August 2022, the company conducted a share cancellation of 3% of the issued shares to further enhance shareholder returns and increase shareholder value.

Furthermore, at the 55th GMoS in March 2023, the company amended the Articles of Incorporation to change the year-end dividend record date to a date determined by the BoD. This amendment lays the foundation for introducing a shareholder-friendly dividend procedure, enabling shareholders to make investment decisions after the dividend amount is publicly disclosed.

(ii) Method of guidance on shareholder return policies, etc

When the company establish a new shareholder return policy and conduct a quarterly/final dividend resolution, treasury stock purchase, or treasury stock cancellation, we disclose the details without delay and inform our shareholders in detail through IR events and announcement on the company website. In addition, shareholders can conveniently check the company’s shareholder return policy and related information such as dividend policy, treasury stock status, and dividend inquiry on our IR website.

B. Information Provision of Shareholders Return Policies

In April 2020, the company website related to shareholder return policy was re-organized to provide information on the mid-term dividend policy, dividend details and amounts, and information on share repurchase in Korean and English. In addition, the POSCO HOLDINGS dividend information service has been established and operated as a separate website to enable online search of dividend details from the 3rd quarter dividend of 2020. Through the service, information related to shareholder return, such as the company’s investor relations materials, mid-term dividend policy, and share repurchase result is provided in an integrated manner.

(POSCO HOLDINGS dividend information service)

: https://dividend.posco.co.kr:4452/F52/F52B10/jsp/home/posF52BMain.jsp

•	(Picture 1-④-1) Disclosure of Shareholders Return Policy

(Sub-Principle 1-⑤) Shareholders right to receive proper level of dividends, etc. based on shareholder return policy and future plan, etc. needs to be respected.

A. Shareholder Return Status

(i) Shareholder Return Status for the past 3 years

During the mid-term dividend policy period (2020-2022), the company carried out the largest shareholder returns of KRW 3,384 billion including cash dividend of KRW 2,816 billion(dividend payout ratio of 24.8%) and retirement of treasury shares (3% of total issued shares which is KRW 568 billion in terms of book value). The total shareholder return rate including both cash dividends and retirement of treasury stock amounts to 29.8%.

The company has set shareholders return target of approximately 30% in order to improve predictability and transparency on dividends at the BoD in January 2020. And when calculating a dividend payout ratio, based on profit attributable to owners of the controlling company in consolidated basis, by adjusting one-off expenses without cash outflows the company reinforced linkage with business performance.

In 2020, based on KRW 1,816 billion, profit attributable to owners of the controlling company in consolidated basis is KRW 1,602 billion and one-off expenses without cash outflows is KRW 214 billion, the BoD discussed applying dividend payout ratio of 38.7% (adjusted dividend payout ratio of 34.2%). The annual dividend per share was resolved to KRW 8,000 and the total annual dividend of KRW 620 billion was paid.

In 2021, based on KRW 7,143 billion, profit attributable to owners of the controlling company in consolidated basis is KRW 6,617 billion and one-off expenses without cash outflows is KRW 526 billion, the BoD discussed applying dividend payout ratio of 19.4% (adjusted dividend payout ratio of 18.0%). The annual dividend per share was resolved to KRW 17,000 and the total annual dividend of KRW 1,286 billion was paid.

In 2022, based on KRW 3,493billion, profit attributable to owners of the controlling company in consolidated basis is KRW 3,144 billion and one-off expenses without cash outflows is KRW 349 billion, the BoD discussed applying dividend payout ratio of 28.9% (adjusted dividend payout ratio of 26.1%). The annual dividend per share was resolved to KRW 12,000 and the total annual dividend of KRW 910 billion was paid. In addition, to enhanced the shareholder value, the company has canceled 3% of the total issued shares (KRW 568 billion based on book value) at BoD held in August 2022.

The shareholder return status for the last 3 fiscal years is as follows.

•	(Table 1-⑤-1) Shareholder Return Status in the Last 3 Fiscal Years (Shares, KRW, Billions of KRW, %)

Fiscal Year	Month for Year-end Closing	Types of Shares	Share Dividend	Cash Dividend
				Dividend per Share (KRW)	Total Dividend (Billions of KRW)	Dividend Ratio to Market Value	Dividend Payout Ratio
							Consolidated Basis 1)	Separate Basis
2022	December	Common	—	12,000	910	4.1%	28.9%	—
		Class	—	—	—	—
2021	December	Common	—	17,000	1,286	6.0%	19.4%	24.8%
		Class	—	—	—	—
2020	December	Common	—	8,000	620	3.0%	38.7%	64.2%
		Class	—	—	—	—

•	Dividend per Share : Sum of quarterly dividends/share and year-end dividend/share

•	Dividend Payout Ratio :

•	Consolidated base is calculated total dividend divided by profit attributable to owners of the controlling company.

•

Dividend Ratio to Market Value is calculated by dividing Dividend per Share to average closing share prices of the 1 week which is the time period prior to the two last trading days before the year-end record date.

1)	The adjusted dividend payout ratio with the company’s mid-term dividend policy is different due to adjustment of one-off expenses without cash outflows.

(ii) Quarterly Dividend Status

The company has introduced quarterly dividend system since 2016, and has been maintaining shareholder return through quarterly dividends throughout the year. The details of quarterly dividends for the last 3 fiscal years are as follows. The company has not paid stock dividends or differential dividends in the last 3 fiscal years.

•	(Table 1-⑤-2) Quarterly Dividend Status in the Last 3 Fiscal Years

(KRW, Billions of KRW)

Fiscal Year	Quarter	Resolution Date of BoD	Dividend per Share	Total Dividend
2022	1st	May 13, 2022	4,000	303
	2nd	August 12, 2022	4,000	303
	3rd	November 4, 2022	2,000	152
	4th	January 27, 2023	2,000	152
2021	1st	May 14, 2021	3,000	227
	2nd	August 13, 2021	4,000	303
	3rd	November 5, 2021	5,000	378
	4th	January 28, 2022	5,000	378
2020	1st	May 8, 2020	1,500	120
	2nd	August 7, 2020	500	40
	3rd	November 6, 2020	1,500	118
	4th	January 28, 2021	4,500	343

B. Shareholder Right for Shareholder Return

The mid-term dividend policy was established at the BoD in January 2020 to enhance transparency and predictability related to dividends by reflecting the expectations and demands of shareholders. The company has set shareholder return target of approximately 30% of dividend payout ratio, and adjusted one-off expenses without cash outflows from profit attributable to owners of the controlling company so that dividends linked to business performance are paid out.

The company has recently established a new shareholder return policy for the next three years (2023-2025) in order to offer balanced shareholder returns through business growth and stable dividend. We have Established a shareholder return policy based on ‘free cash flow’ in consideration of the need for future growth investment. In order to achieve sustainable growth as a global eco-friendly future materials provider, we also have adopted base dividend to minimize the risk of v in shareholder returns due to the uncertainty of free cash flow. In addition, we have amended the Articles of Incorporation to adopt advanced dividend procedures of ‘determining dividends before the record date’. We will continue to make ongoing efforts to transparently communicate with shareholders and actively reflect their rights in relation to shareholder returns.

(Core Principle 2) Fair Treatment of Shareholders

•  Shareholders need to be given fair voting rights according to the type and number of shares and the company needs to make efforts to furnish system that provides corporate information fairly to shareholders.

(Sub-Principle 2-①) The company needs to ensure that shareholders’ voting rights are not infringed and to provide company information to shareholders in timely, sufficient and equitable manners.

A. Stock Issuance Information

(i) Status of Issued Shares

According to the Articles of Incorporation, the total number of shares which the company is authorized to issue is 200,000,000 shares. As of May 31, 2023, 96,480,625 common shares were issued 11,909,395 of them were retire, resulting in total of 84,571,230 common shares remained.

•	(Table 2-①-1) Share Issuance Status

구 분	Authorized Shares *	Issued Shares**	Remarks
Common Shares	200,000,000	84,571,230	Canceled 11,909,395 treasury shares
Class Shares	—	—	—

*	Authorized Shares : Total number of shares that is authorized to issue by the company under the Articles of Incorporation
**	Issued Shares : Total issued shares as of May 31, 2023 deducted by the number of retired shares

(ii) Voting rights among different classes of shares

So far, the company has not been applied to different classes of shares, and therefore, separate description related to the shares has been omitted.

B. Voting Rights on Issued Shares

The company does not have any different classes of shares, but issued only common shares. Shareholders exercise fair voting rights in accordance with the principle of 1 voting right per 1 share.

For reference, at the 54th GMoS in March 2022, the number of shares holding voting rights was 75,625,572 which excludes the company’s treasury stock, 11,561,263 shares. At the 55th GMoS in March 2023, the number of shares holding voting rights was 75,849,177 which excludes the company’s treasury stock, 8,722,053shares.

C. Communication with Shareholders

1) Investor Relations Activities

(i) IR activities

In January, April, July, and October of each year, we hold annual and quarterly earnings announcements in the form of conference calls presided by the CSO. After the announcement, the company regularly conducts non-deal roadshows (NDR) for institutional investors in Korea, Asia, the Americas, and Europe, and frequently participates in domestic and international conferences held by securities companies to have direct communication on investors’ interests and requests.

We also strives to strengthen market confidence in key business strategies by providing top management access to key shareholders, and CSO, the Head of IR team and others if necessary are directly involved in overseas NDRs to share the company’s performance and mid and long-term strategic direction with investors, and thereby strive to provide higher-level feedback on shareholder interests. Especially, since 2018, we have provided opportunities for direct communication between Outside Directors and shareholders to improve understanding of the company’s corporate governance and to strengthen communication with shareholders.

IR team’s email address is available on the company website and shareholders can send comments or questions to the IR team through the Contact Us page. The IR representative respond to shareholder inquiries received by e-mail after checking them. In addition, shareholders can reach IR team through IR telephone as well.

In addition, the company has established a section for IR meeting request on the website for investors who want to visit the company directly and holds frequent meetings, and provides diverse IR activities that reflect investors’ interests.

From February 2020 to December 2021, due to widespread of COVID-19 and social distancing policy as one of the counter-measures, it was difficult to hold face-to-face meetings. But with frequent conference calls, we are having active communication with domestic and foreign investors and working to expand our investors pool. In addition, we are actively communicating with investors through conferences and conference calls on ESG-related issues that have recently emerged.

In order to strengthen communication channels with our investors, we have started to provide online streaming service that is also available to our minority shareholders from 2022 1Q Earnings Release session. Furthermore, in March 2023, the POSCO HOLDINGS IR’ YouTube channel was launched to respond to the needs of individual investors and strengthen communication with the shareholders.

Video contents such as tech talk and market talk are produced by EV battery materials experts to introduce the overall EV battery material business. Also, virtual tour contents are provided in order to give detailed introduction of POSCO HOLDINGS’ new businesses in Korea and overseas. IR team answers the questions that come through company website(http://www.posco-inc.co.kr). We also try to strengthen communication with our minority shareholders by actively responding to their inquires over the phone.

•	(Table 2-①-2) Major IR Events, Conference Calls, and Discussions with Shareholders from January 1, 2022 to March 31, 2023

Date	Counterpart	Meeting Type	Subject	Remarks
January 4~21, 2022	Domestic and foreign institutional investors	NDR	NDR (Regarding transition to a holding company)
January 28, 2022	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of FY2021 and Q&A session)
February 8~10, 2022	Domestic institutional investors, Analysts	NDR	NDR followed by Earnings release
March 24, 2022	Foreign institutional investors	Conference	Credit Suisse Conference (Earnings, markets, business issues, etc.)
April 25, 2022	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of 1st quarter of FY2022 and Q&A session)

April 25~28, 2022	Domestic institutional investors, Analysts	NDR	NDR followed by Earnings release
May 31, 2022	Foreign institutional investors	Conference	Morgan Stanley Conference (Earnings, markets, business issues, etc.)
July 5, 2022	Domestic and foreign institutional investors	IR	2022 LiB Material Business Value Day (POSCO Group’s LiB Material Business, etc.)
July 7, 2022	Foreign institutional investors	NDR	CSO IR (POSCO Group’s LiB Material Business strategy and future plan)
July 21, 2022	Domestic and foreign institutional investors,	Conference call	Earnings release (Provisional business outcome of 2nd quarter of FY2022 and Q&A session
July 26~28, 2022	Domestic institutional investors	NDR	NDR followed by Earnings release
August 18, 2022	Domestic and foreign institutional investors	Conference	Samsung Securities Conference (Earnings, markets, business issues, etc.)
August 19, 2022	Foreign institutional investors	NDR	CEO IR Business strategy and plan as a leading provider of eco-friendly future materials
October 3~7, 2022	Foreign institutional investors	NDR	NDR (The United States) (Earnings, markets, business issues, etc.)
October 24, 2022	Domestic and foreign institutional investors	Conference call	Earnings release (Provisional business outcome of 3rd quarter of FY2022 and Q&A session
October 25~27, 2022	Domestic institutional investors	NDR	NDR followed by Earnings release
November 16~18, 2022	Domestic and foreign institutional investors	Conference	Morgan Stanley Conference (Earnings, markets, business issues, etc.)
November 29~30, 2022	Domestic institutional investors, Analysts	IR	2022 Green Steel Value Day (Green Steel, materials for EV and etc.)
January 1~December 31, 2022	Domestic/Foreign institutional investors, Analysts	IR	Individual meetings and conference calls per request of shareholders and investors	165 times in 2022
January 27, 2023	Domestic and foreign institutional investors	Conference call	Earnings release (Provisional business outcome of FY2022 and Q&A session)
January 30~February 2, 2023	Domestic institutional investors	NDR	NDR followed by Earnings release
March 22~23, 2023	Foreign institutional investors	Conference	Credit Suisse Conference (Earnings, markets, business issues, etc.)
April 27, 2023	Domestic and foreign institutional investors,	Conference call	Earnings release (Provisional business outcome of 1st quarter of FY2023, Shareholder Return policy for 2023~2025 and Q&A session)
April 28~May 4, 2023	Domestic institutional investors	NDR	NDR followed by Earnings release
May 16, 2023	Domestic and foreign institutional investors	Conference	BofA Conference (Earnings, markets, business issues, etc.)
May 18, 2023	Foreign institutional investors	IR	Gwangyang LiB Business site tour POSCO HY Clean Metal, POSCO Pilbara Lithium Solution, POSCO Future M
May 24, 2023	Foreign institutional investors	IR	CSO/ Meeting with LiB materials business experts
May 25~26, 2023	Domestic and foreign institutional investors	Conference	Samsung Securities Conference (Earnings, markets, business issues, etc.)
January 1~31 May, 2023	Domestic and foreign institutional investors,	IR	Individual meetings and conference calls per request of shareholders and investors	54 times

(ii) IR team contact information

The company discloses e-mail address of the IR department on the company website, and shareholders can send opinions or questions to the IR department through the inquiry section. Inquiries to shareholders received by e-mail are reviewed and answered by the IR persons in charge.

In addition, it is accessible to an IR-only phone through the company’s representative phone posted on the company website, and we respond to shareholders’ inquiries.

In addition, the company information including IR materials are disclosed to all shareholders in a timely and fair manner at the Korea Exchange electronic disclosure system, KIND (http://kind.krx.co.kr), the Financial Supervisory Service electronic disclosure system DART (http://dart.fss.or.kr), and the company website, etc.

(iii) Information for Foreign Shareholders

The company operates an English website for foreign shareholders, and inquiries can be forwarded to the IR department by using the email address of the IR department or the Q&A section. Inquiries received are answered after checks by the IR persons in charge. In addition, the company has been participating in the Korea Exchange’s English disclosure strengthening campaign since 2020 and has strengthened disclosure of information to foreign investors by actively utilizing the English disclosure of the electronic disclosure system, KIND.

As the company listed American Depositary Receipts(ADR) on the New York Stock Exchange (NYSE), we submit English disclosures to the EDGAR system (https://www.sec.gov/edgar) of the U.S. Securities and Exchange Commission(SEC). In addition, the IR contact information is provided on Form 20-F submitted to the SEC, so that shareholders can submit inquiries.

•	(Table 2-①-3) English Disclosure to KIND System from January 1, 2022 to May 31, 2023

Date of Disclosure	Disclosure Title	Contents
January 10, 2022	Matters Related to Ad Hoc Public Disclosure Obligation (Fair Disclosure)	Guide to the shareholder-friendly policy to enhance shareholder value
January 13, 2022	Interim Report on Business Performance (Fair Disclosure)	Provisional business performance for the year 2021
January 13, 2022	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the year 2021
January 17, 2022	Organization of Investor Relations Event	Notice disclosure for IR event
March 4, 2022	Relocation of Head Office	Notice of relocation of Head Office
March 14, 2022	Submission of Audit Report	Submission of Audit Report
March 16, 2022	Decision on Closure of Shareholder’s Registry(Including Record Date) for Dividends	Record date notice for quarterly dividend
March 18, 2022	Outcome of Annual Shareholders’ Meeting	Result of Ordinary GMoS
March 18, 2022	Notice on Change of CEO	Changes of representative directors
April 15, 2022	Other Management Information(Voluntary Disclosure)	Receipt of examination result for report on the conversion of holding company
April 15, 2022	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 1st quarter of 2022
April 15, 2022	Organization of Investor Relations Event	Notice disclosure for IR event
April 25, 2022	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 1st quarter of 2022
May 3, 2022	Submission of Annual Report or Other Documents Submitted to Overseas Exchange, etc.	Form 20-F submitted to the SEC
May 13, 2022	Decision on Cash Dividends and Dividends in Kind	Decision on quarterly cash dividend
May 13, 2022	Adjustments of Conversion Price, Warrant Exercise Price or Exchange Price (Information Disclosure)	Adjustment of Exchange Price
July 5, 2022	Organization of Investor Relations Event	Notice disclosure for IR event
July 5, 2022	Inclusion of Subsidiary in Holding Company	Notice of Inclusion of Subsidiary in Holding Company
July 5, 2022	Future Business or Management Plans (Fair Disclosure)	Explanation on POSCO Group’s LiB materials business
July 14, 2022	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 2nd quarter of 2022
July 14, 2022	Organization of Investor Relations Event	Notice disclosure for IR event
July 21, 2022	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 2nd quarter of 2022
August 16, 2022	Decision on Merger (Material Business Matters of Subsidiary Company)	Merger of POSCO Energy and POSCO International
August 16, 2022	Occurrence of Causes for Corporate Dissolution	Occurrence of Causes for Corporate Dissolution (Subsidiary Company POSCO Energy)
August 16, 2022	Decision on Cash Dividendsand Dividends in Kind	Decision on quarterly cash dividend
August 16, 2022	Adjustments of Conversion Price, Warrant Exercise Price or Exchange Price (Information Disclosure)	Adjustment of Exchange Price
August 16, 2022	Retirement of Stocks	Notice of retirement of treasury shares

August 16, 2022	Other Management Information(Voluntary Disclosure)	2Q 2022 Shareholders return, Merger of POSCO International and POSCO Energy
September 7, 2022	Suspension of Production	Notice of Suspension of Production (Subsidiary Company POSCO)
September 14, 2022	Resumption of Production(Voluntary Disclosure)	Notice of Resumption of Production (Subsidiary Company POSCO)
September 15, 2022	Decision on Closure of Shareholder’s Registry(Including Record Date) for Dividends	Record date notice for quarterly dividend
September 16, 2022	Other Management Information (Voluntary Disclosure)(Material Management matters of Subsidiary Company)	Update on production resume schedule of major mills in Pohang Steelworks and estimated impact on revenue (Subsidiary Company POSCO)
October 6, 2022	Exclusion of Subsidiary from Holding Company	Notice of exclusion of Subsidiary in Holding Company
October 11, 2022	Other Management Information (Voluntary Disclosure)(Material Management matters of Subsidiary Company)	Business plan of 2nd stage of POSCO Argentina’s lithium brine project (Subsidiary Company POSCO Argentina)
October 19, 2022	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 3rd quarter of 2022
October 19, 2022	Organization of Investor Relations Event	Notice disclosure for IR event
October 24, 2022	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 3rd quarter of 2022
November 1, 2022	Exclusion of Subsidiary from Holding Company	Notice of exclusion of Subsidiary in Holding Company
November 1, 2022	Inclusion of Subsidiary in Holding Company	Notice of Inclusion of Subsidiary in Holding Company
November 4, 2022	Material Business Matters Related to Investment Decisions	POSCO’s decision on acquisition of steel business related shares or investment certificates of POSCO HOLDINGS (Subsidiary Company POSCO)
November 4, 2022	Decision on Cash Dividendsand Dividendsin Kind	Decision on quarterly cash dividend
December 21, 2022	Exclusion of Subsidiary from Holding Company	Notice of exclusion of Subsidiary in Holding Company
December 21, 2022	Inclusion of Subsidiary in Holding Company	Notice of Inclusion of Subsidiary in Holding Company
January 3, 2023	Exclusion of Subsidiary from Holding Company	Notice of exclusion of Subsidiary in Holding Company
January 20, 2023	Organization of Investor Relations Event	Notice disclosure for IR event
January 20, 2023	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 3rd quarter of 2022

January 20, 2023	Prior Notice on Disclosure of Final Earnings	Prior Notice on Disclosure of Final Earnings
January 27, 2023	Decision on Calling Shareholders’ Meeting	Decision on Calling Shareholders’ Meeting
January 27, 2023	Decision on Cash Dividendsand Dividendsin Kind	Decision on year-end cash dividend
January 27, 2023	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the year 2022
January 27, 2023	Changes of 30% or More in Sales or Profits/Losses (15% or More in the Case of Large-sized Corporations)	Changes of 15% or More in Sales or Profits/Losses
January 27, 2023	Forecast for Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the year 2022
March 15, 2023	Submission of Audit Report	Submission of Audit Report
March 15, 2023	Decision on Closure of Shareholder’s Registry(Including Record Date) for Dividends	Record date notice for quarterly dividend
March 17, 2023	Outcome of Annual Shareholders’ Meeting	Result of Ordinary GMoS
March 17, 2023	Adjustments of Conversion Price, Warrant Exercise Price or Exchange Price (Information Disclosure)	Adjustment of Exchange Price
March 17, 2023	Notice on Change of CEO	Changes of representative directors
March 17, 2023	Decision on Disposal of Treasury Stock	Notice of Decision on Disposal of Treasury Stock
April 4, 2023	Inclusion of Subsidiary in Holding Company	Notice of Inclusion of Subsidiary in Holding Company
April 27, 2023	Report on Business Performance according to Consolidated Financial Statements (Fair Disclosure)	(Consolidated basis) Provisional business performance for the 1st quarter of 2023
April 27, 2023	Matters Related to Ad Hoc Public Disclosure Obligation (Fair Disclosure)	Shareholder Return policy for 2023~2025

•  The company listed American Depositary Receipts on the New York Stock Exchange and under the rules of the U.S. Securities and Exchange Commission, we submit English public disclosures such as Form 20-F, Form 6-K, Form SD, etc.

(iv) Fair Disclosure

The company is actively utilizing the fair disclosure system to provide shareholders with sufficient information in a timely manner. In particular, fair disclosures and informative disclosures related to performance announcements are conducted on a regular basis in every quarter. The list of fair disclosures from January 1, 2022 to May 31, 2023 are as follows:

•	(Table 2-①-4) List of Fair Disclosures

Date of Disclosure	Disclosure Title	Contents
January 12, 2022	Provisional business performance	Provisional revenue, operating profit on separate basis
January 12, 2022	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis
January 14, 2022	Organization of Investor Relations Event	The purpose, methods, summary of IR event
January 25, 2022	Prior Notice on Disclosure of Final Earnings	Prior Notice on Disclosure of Earnings of FY2021
January 28, 2022	Outlook on business performance	Outlook on separate basis of revenue, crude steel production, product sales volume
January 28, 2022	Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue
January 28, 2022	Provisional business performance	Provisional revenue, operating profit on separate basis
January 28, 2022	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis
February 3, 2022	Outlook on business performance	Outlook on separate basis of revenue, crude steel production, product sales volume
February 3, 2022	Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue
February 3, 2022	Provisional business performance	Provisional revenue, operating profit on separate basis
February 3, 2022	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis
April 14, 2022	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis
April 14, 2022	Organization of Investor Relations Event	The purpose, methods, summary of IR event
April 25, 2022	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis
July 5, 2022	Organization of Investor Relations Event	The purpose, methods, summary of IR event
July 5, 2022	Future Business or Management Plans (Fair Disclosure)	Investment in LiB Business
July 14, 2022	Organization of Investor Relations Event	The purpose, methods, summary of IR event
July 14, 2022	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis
July 21, 2022	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit, etc. on consolidated basis
July 21, 2022	Outlook on business performance on consolidated basis	Outlook on business performance of 2022 on consolidated basis
October 19, 2022	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis
October 19, 2022	Organization of Investor Relations Event	The purpose, methods, summary of IR event
October 24, 2022	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit, etc. on consolidated basis
January 20, 2023	Organization of Investor Relations Event	The purpose, methods, summary of IR event
January 20, 2023	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis
January 27, 2023	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit, etc. on consolidated basis
January 27, 2023	Changes of 30% or More in Sales or Profits/Losses (15% or More in the Case of Large-sized Corporations)	Main causes for changes in sales or profits/losses amount
January 27, 2023	Outlook on business performance on consolidated basis	Outlook on business performance of FY 2022
April 18, 2023	Organization of Investor Relations Event	The purpose, methods, summary of IR event
April 18, 2023	Provisional business performance on consolidated basis	Provisional revenue, operating profit on consolidated basis
April 27, 2023	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit, etc. on consolidated basis
April 28, 2023	Matters Related to Ad Hoc Public Disclosure Obligation (Fair Disclosure)	Shareholder Return policy for 2023~2025

(v) Unfaithful Disclosure Corporation

The company has not been designated as an unfaithful disclosure corporation from January 1, 2022 until May 31, 2023 and therefore, the table for the list of designation of unfaithful disclosure corporation and its details has been omitted.

D. Provision of Corporate Information to Shareholders

As referred on C. Communication with Shareholders, the company provides company information including IR materials on its website and public disclosure websites such as DART(http://dart.fss.or.kr), KIND(http://kind.krx.co.kr), etc. fairly to all shareholders in a timely manner. In addition, as the company listed American Depositary Receipts(ADR) on the New York Stock Exchange(NYSE), we submit English disclosures to the EDGAR system (https://www.sec.gov/edgar) of the U.S. Securities and Exchange Commission(SEC). The company runs website with English and provides English translations of IR materials, independent auditors’ quarterly, interim review reports and annual audit reports thereby, giving a fair access to the corporate information to all of its shareholders, whether domestic or foreign.

(Sub-Principle 2-②) The company needs to prepare and operate mechanism to protect shareholders from unfair internal transactions and self-transactions of other shareholders such as controlling shareholders.

A. Corporate Control System related to Internal Transactions and Self-Transaction

(i) Corporate Control System of Internal Transactions and Self-Transaction

In order to prevent internal transactions for the purpose of private profits by management or controlling shareholders, the company has prepared separate internal control related rules. First of all, the internal accounting management regulations are managed by the resolution of Audit Committee. And regarding transactions of funds, assets, and securities over certain amounts conducted by the company’s largest shareholder, including its related parties, and the company’s related parties are ruled to be resolved by the BoD.

The company established ESG committee to deliberate and decide on large-scale internal transactions of from KRW 5 billion to less than KRW 100 billion, and in the case of large-scale internal transactions of from KRW 100 billion or more, the Committee conducts prior deliberation and it needs approval from the BoD. Please refer to ‘VI.3. Board of Directors(BoD)” for the details of internal transactions decided or deliberated by the ESG Committee.

(ii) Comprehensive board approval for internal transactions with affiliated companies, managements or controlling shareholders.

In accordance with Article 542-9 of the Commercial Act, the company gets comprehensive approvals from the BoD in advance if expected transaction amounts with affiliated companies during the current fiscal year exceed 5% of the total assets or total sales of the previous year. There was no such comprehensive approval in 2022.

(iii) Transactions with major shareholders and related parties

In 2022, the Company did not provide credit grants to major shareholders, assets transfer or business transactions with major shareholders. The major transactions between the company and related parties (affiliated companies) are as follows.

<Reference : POSCO HODLINGS’ 2022 Business Report – X. Details of transactions with major shareholders, etc >

(in millions of Won)
Name of the Company	Sales and others(*1)			Purchase and others(*2)
	Sales	Dividend	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries (*3)
POSCO	87,165	—	2	—	—	—	10,446
POSCO E&C (Former POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	7,502	16,555	7	—	80,306	—	13,086

(in millions of Won)
Name of the Company	Sales and others(*1)			Purchase and others(*2)
	Sales	Dividend	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
POSCO STEELEON (Former POSCO COATED & COLOR STEEL Co., Ltd.)	133,743	—	215	—	—	7,656	18
POSCO DX (Former POSCO ICT) (*4)	1,760	4,970	18	—	39,932	10,190	34,724
eNtoB Corporation	3	24	—	60,649	9,706	32	3,453
POSCO Future M (Former POSCO CHEMICAL CO., LTD	89,535	13,878	44	84,301	4,757	56,325	908
POSCO Energy (*5)	4,331	—	—	6,682	—	—	3,925
POSCO Mobility Solutions	176,534	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation	2,102,356	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited	49,359	22,867	—	—	—	—	1
POSCO Canada Ltd.	—	—	—	77,225	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.	32,584	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.	28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.	44,840	—	513	—	—	—	—
POSCO MEXICO S.A. DE C.V.	102,776	—	562	—	—	—	—
POSCO Maharashtra Steel Private Limited	171,806	—	1,130	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	42,320	—	—	—	—	—	15
POSCO VST CO., LTD.	28,475	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.	—	—	179	379,823	—	—	—
POSCO ASSAN TST STEEL INDUSTRY	47,335	—	537	—	—	—	8
Others	203,869	2,452	6,574	61,457	18,844	53,139	223,222
Sub Total	3,355,083	122,839	9,781	915,202	153,545	136,912	291,019

(in millions of Won)
Name of the Company	Sales and others(*1)			Purchase and others(*2)
	Sales	Dividend	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Associates and joint ventures (*3)
SNNC	3,242	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center	25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd	—	186,813	—	210,455	—	—	—
Others	78,048	209,457	14,704	14,015	—	—	197
Sub Total	106,904	401,618	14,712	372,709	—	—	197
Total	3,461,987	524,457	24,493	1,287,911	153,545	136,912	291,216

(*1)	‘Sales and others’ consist sales of steel products (before vertical spin-off), profits from trademark use, rental income and dividend income of subsidiaries, associates and joint ventures.
(*2)	‘Purchases and others’ mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2021, the company provided guarantees to related parties
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	POSCO Energy was merged into POSCO International in January 2023.

As of December 31, 2022, the details of receivables and payables between the company and the related parties (affiliated companies) are as follows.

			(in millions of Won)
Name of the Company	Receivables			Payables
	Trade accounts and notes receivable	Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	75,343	6,600	81,943	5,678	14,663	20,341
POSCO E&C (Former POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	3,808	660	4,468	—	—	—
POSCO STEELEON (Former POSCO COATED & COLOR STEEL Co., Ltd.)	818	—	818	—	—	—

			(in millions of Won)
Name of the Company	Receivables			Payables
	Trade accounts and notes receivable	Others	Total	Accounts payable	Others	Total
POSCO DX (Former POSCO ICT) (*2)	687	—	687	859	705	1,564
eNtoB Corporation	—	—	—	—	—	—
POSCO Future M (Former POSCO CHEMICAL CO., LTD	8,550	—	8,550	—	5,086	5,086
POSCO Energy (*5)	3,400	462	3,862	—	1,593	1,593
POSCO Mobility Solutions	489	—	489	—	—	—
POSCO INTERNATIONAL Corporation	2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.	—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited	—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY	—	513	513	104	—	104
PT. KRAKATAU POSCO	—	8,967	8,967	391	—	391
Others	1,918	5,618	7,536	11,874	3,335	15,209
Sub Total	97,015	23,286	120,301	19,514	25,884	45,398
Associates and joint ventures
SNNC	94	—	94	—	—	—
Roy Hill Holdings Pty Ltd	23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)	—	202,562	202,562	—	—	—
Others	190	761	951	74	—	74
Sub Total	23,684	203,323	227,007	74	—	74
Total	120,699	226,609	347,308	19,588	25,884	45,472

(*1)	Other payable for FQM Australia Holdings Pty is full long-term loans. POSCO HOLDINGS lent 12,116 million in 2022.
(*2)	POSCO Energy was merged into POSCO International in January 2023.

(Sub-Principle 2-③)

•

The company must pursue means to protect the rights of shareholders as gathering opinions of minor shareholders and protect shareholders who are against the major change in businesses and governance structure of the company, including merger, business transfer agreement, spin-off, and all-inclusive exchange of shares, etc.

A. Shareholder protection policy in the event of changes in corporate ownership structure or major business

POSCO declared the ‘POSCO Charter of Corporate Citizenship’ on July 25, 2019 and affirmed that under its management philosophy of ‘Corporate Citizenship : Building a Better Future Together’, will engage and communicate with all stakeholders including customers, employees and shareholders, and continually seek changes and innovation in pursuit of sustainability by ultimately creating greater value for the company. Accordingly, the company is implementing a shareholder protection policy that actively collects opinions of shareholders, including minor shareholders, through various communication channels such as homepage and representative phone. In addition, if a listed company decides at a general shareholders’ meeting to have a significant impact on shareholders’ interests, such as acquiring, merging, or transferring major business areas, shareholders who oppose the resolution can exercise their right to purchase shares at a predetermined price.

B. Change in governance structure or major business changes and shareholders protection during reporting fiscal year

Recently, on Dec 10, 2021, the company gathered BoD meeting to decide the vertical spin-off to transfer to a holding company structure. At the meeting, BoD approved the plan for the vertical spin-off, announcement for Special General Shareholders’ Meeting, and the date of the spin-off. Also on the same day of the BoD meeting, the company held a investor day to explain the plan to transfer into holding company structure to investors, including foreign, institutional, and minor shareholders.

Though the conference call was held towards major domestic and overseas institutional shareholders, the company uploaded the presentation material for the spin-off and Q&A of the investor day on the company website in order to help all the investors’ including minor investors understanding.

Prior to the Special Shareholders’ Meeting (Jan 28, 2022), to gain the approval for the vertical spin-off, the company held individual conference call led by the executive level to explain on the plan to both domestic and overseas investors (held 45 meetings, from Dec 13, 2021 to Jan 21, 2022) and heard the investors’ thoughts on the plan. Moreover, to actively engage with minor shareholders, the staff engaged personally on answering the inquiries raised on the company website and explained the agenda.

To prohibit the conflict of interest of existing shareholders and any harm in shareholders’ value by possible dual-listing after the spin-off, the company decided to keep the new company (steel) unlisted after the spin-off. To guarantee the decision, clauses related to listing as public or third-party offering were not included in the Articles of Incorporation of new company, POSCO, and included clauses stating that in case the new company desires to come public, it must win the recognition of the Shareholders’ Meeting of POSCO Holdings (“existing company”). This was ensure the shareholders that the company is certain to keep the steel business unlisted. Not only steel, but also new growth businesses will remain unlisted, in case of a spin-off. Such decisions enabled the company to solely keep the growth value of unlisted subsidiaries in line with the shareholders’ value of the holding company, a form of an advanced global governance structure. The company has publicly disclosed the policy through CEO letter (Jan 5, 2022) uploaded on the website.

The company also disclosed the progress of the mid-term strategy on 1Q 2022 earnings result material when announcing the vertical spin-off. By providing on-line streaming service of the earnings release conference call, the company levelled up the transparency of information to all shareholders.

This vertical spin-off is simple vertical spin-off that accord with the Article 530-2 or 530-12 of the Commercial Act, and therefore, appraisal right by a shareholder of dissident shareholders do not apply to the case.

If the major changes in business and corporate governance structure take place in the future, the company will actively utilize public filing, investor events, homepage disclosure, and letters, to help the investors, including the minor shareholders, to understand the decision and plans of the company. Moreover, we plan to actively listen to opinions of minor shareholders through diverse communication channels such as channels as company website, official IR email account and calls. The company will also try its best to protect the shareholders’ rights by maintaining the policy which is un-listing the newly spin-off companies.

3. Board of Directors(BoD)

(Core Principle 3) Function of BoD • BoD needs to determine the company’s business goals and strategies for the benefit of the company and shareholders, and to effectively supervise the management.

(Sub-Principle 3-①) BoD needs to effectively perform business decision-makings and management supervision.

A. Operation Policy of BoD

The BoD of the company decides important matters of the company, such as setting business goals and core business strategies for the benefit of the company and shareholders in accordance with relevant laws and the Operational Regulations of the Board of Directors. And the concrete roles of the BoD are specified in the Article 38 (1) of the Articles of Incorporation and the Operational Regulations of the Board of Directors.

The BoD may establish special committee pursuant to the Article 38 and 45 of the Articles of Incorporation and delegate authority to the committee after determining scope of authority and operation. Details of the operation of the special committee except for the audit committee are separately determined by the Operational Regulations of the Board of Directors.

Other than BoD and Special Committees, strategic sessions are held in which Board members and major non-registered executive officers participate in order for BoD’s effective fulfillment of roles. There are also regular meetings among Outside Directors to collect opinions proactively on agendas of the BoD.

Each agenda is thoroughly reviewed before making decisions by the BoD and if necessary, opinions are collected through a pre-meeting report and reflected in the agenda. Also, regular visitations of major business sites are conducted to enhance understanding on businesses.

(i) Deliberation and Report Items for BoD specified in the Articles of Incorporation and the Operational Regulations of the Board of Directors

As of submission date of this report, the matters for the agenda of BoD and Special Committees are as follows.

•	(Table 3-①-1) Deliberation and Report Items for BoD and Special Committees

(As of May 31, 2023)

Board of Directors (BoD)

[Deliberation Items]

1. GMoS

(1)   Convocation of GMoS

(2)   Approval on statements of financial position, comprehensive income, changes in equity, cash flows and notes, statements of appropriation of retained earnings or statements of disposition of deficit and accompanying statements, and consolidated financial statements in every settlement term

(3)   Approval of annual report

(4)   Amendments on the Articles of Incorporation

(5)   Retirement of shares

(6)   Remuneration, retirement benefits of Directors

(7)   Other agendas to be submitted to GMoS

2. Business

(1)   Establishment of business goals and core business strategies (mid and long-term business plans, annual operating objectives, business rationalization plans, etc.)

(2)   Important CI establishment and modification (corporate philosophy, flag, badge, etc.)

(3)   Group-level restructuring plans

(4)   Yearly business plans

(5)   Appointment of the Chairman of the BoD

(6)   Recommendation of candidates for Inside Directors

(7)   Appointment of the CEO and the Representative Director, appointment of Representative Directors

(8)   Management succession and management training plans

(9)   Management evaluation and compensation plans

(10)  Composition and operation plans for Special Committees under the BoD

(11)  Determination on expert assistance for Directors

(12)  Matters concerning the composition and operation of CEO Candidate Recommendation Committee and the Succession Council

(13)  Enact, amend or repeal of the following company regulations

A. Operational Regulations of the Board of Directors and Audit Committee

3. Investment and Finance

(1)   New external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more, investment and capital increase includes borrowings and liabilities that the company takes)

(2)   In-house investment plans (New establishment or expansion project of KRW 200 billion or more)

(3)   Acquisition and disposal of tangible, intangible, fixed assets or important investment assets ( KRW 200 billion or more, based on book value per unit of invested assets)

(4)   Deficit disposal

(5)   Decision on appropriation of retained earnings

(6)   Decision of new shares issuance

(7)   Forfeited and odd-lot shares disposal

(8)   Retirement of treasury stock for profit

(9)   Decision to repurchase and dispose of treasury stock

(10)  Transfer of reserve fund to equity

(11)  Issuance of corporate bonds and important borrowings (long-term borrowings over KRW 100 billion)

(12)  Issuance of convertible bonds

(13)  Issuance of bond with warrant

(14)  Donation (Over KRW 1 billion)

4. Others

(1)   Filing lawsuit or arbitration, responding to a court reconciliation or mediation, or taking other legal actions equivalent to KRW 100 billion or more.

(2)   Transactions with the largest shareholder of the company (including its related parties) and with related parties as prescribed by the Commercial Act

A. A single transaction size of one-hundredth or more of total assets or revenue as of the end of the latest fiscal year

B. During the current fiscal year, the total current fiscal year transaction amount including transaction with specific persons or business entities becomes 5% or more of total assets or revenue as of the end of the latest fiscal year (However, it is excluded when it is ordinary transactions that the total amount of the transactions are approved and the transactions amounts occurred within the approved amount.)

(3)   Transactions with related parties under the Monopoly Regulation and Fair Trade Act.

A. Provision or transaction of funds such as provisional payments or loans, etc. (KRW 100 billion or more)

B. Provision or transaction of shares or bonds of the company (KRW 100 billion or more)

C. Provision or transaction of assets such as real estates or intangible property rights (KRW 100 billion or more)

(4)   Appointment of transfer agent

(5)   Decision on administration fees treatment for shares of the company

(6)   Establishment, transfer or closure of branches

(7)   Approval of transactions between Directors and the company

(8)   Compliance officers appointment or dismissal, enactment or amendment of compliance standards

(9)   Other matters by laws or Articles of Incorporation, and matters submitted by Directors in relation to business execution

[Report Items]

1.  Result of matters delegated to Special Committees

2.  Important matters related to operation of invested companies

3.  Report the results of the compliance officer’s compliance checks

4.  Other important business execution matters

(ii) Main contents and effects of agendas of Board authority the that are delegated to the Special Committee or Representative Director among the authorities of BoD

In addition to what is mandatory under relevant laws, the Company sets the following items as deliberation items so that the Board members can vote on the company’s major management matters.

-   Retirement of shares

-   Remuneration, retirement benefits of Directors

-   Establishment of business goals and core business strategies (mid and long-term business plans,

    annual operating objectives, business rationalization plans, etc.)

-   Important CI establishment and modification (corporate philosophy, flag, badge, etc.)

-   Yearly business plans

-   Appointment of the Chairman of the BoD

-   Recommendation of candidates for Inside Directors

-   Appointment of the CEO and the Representative Director, appointment of Representative Directors

-   Management succession and management training plans

-   Management evaluation and compensation plans

-   Composition and operation plans for Special Committees under the BoD

-   Determination on expert assistance for Directors

-   Matters concerning the composition and operation of CEO Candidate Recommendation Committee and the Succession Council

-   Enact, amend or repeal of the following company regulations

A. Operational Regulations of the Board of Directors and Audit Committee

-   New external investments, capital increase or investment shares disposal of invested companies

    (KRW 100 billion or more, investment and capital increase includes borrowings and liabilities that the company takes)

-   In-house investment plans (New establishment or expansion project of KRW 200 billion or more)

-   Acquisition and disposal of tangible, intangible, fixed assets or important investment assets ( KRW 200 billion or more, based on book value per unit of invested assets)

-   Donation (Over KRW 1 billion)

-   Filing lawsuit or arbitration, responding to a court reconciliation or mediation, or taking other legal actions equivalent to KRW 100 billion or more.

(iii) Matters of Board authority that are delegated to the Special Committee or Representative Director

According to Article 38(2) and Article 45 of the Articles of Incorporation, as well as the sub-clauses of Chapter 4 of Operational Regulations of the Board of Directors, the BoD may establish Special Committees within the Board to deliberate the agendas specified in the regulations. Each Special Committee notifies the results of its deliberations or decisions at the subsequent BoD meeting, in accordance with Article 21 of Operational Regulations of the Board of Directors. If a Special Committee meets separately from the BoD, it also notifies the individual directors of the results. Furthermore, according to Article 21 of Operational Regulations of the Board of Directors, the Board of Directors can reconsider resolutions made by the Special Committees except for matters specifically designated as the exclusive authority of Special Committees. Please refer to the details indicated in Principle 4-1 regarding the current status, key roles, and composition of the Special Committees within the Board. As of the date of disclosure, the agendas for deliberation and reporting by the Special Committees are as follows.

•	Deliberation and Reporting Items of the Special Committees

(May 31, 2023)

ESG Committee

[Deliberation Items]

1.  Matters related to Operations of BoD and Special Committees

A. Agenda development and establishment of operating standards of the BoD and Special Committees

B. Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

C. Prior deliberation of the composition and operation of the Special Committees under the BoD

2.  ESG-related implementation monitoring and report publication

3.  Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and Prior deliberation of donation over KRW 1 billion

4.  Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

A. Review of internal transaction-related issues and improvement measures

B. Prior deliberation on internal transaction (Amount KRW 100 billion or more)

C. Deliberation and resolution of internal transactions (Amount from KRW 5 billion to less than KRW 100 billion)

5.  Appointment of Compliance Officer

[Report Items]

1.  Important issues regarding ESG of subsidiaries

Director Candidate Recommendation Committee

1.  Qualification review of Outside Director candidates and recommendation to GMoS

2.  Preliminary review and qualification review of Inside Director candidates

3.  Prior deliberation on appointment of members of Special Committees

4.  Prior deliberation of appointment of Representative Directors other than the Representative Director and CEO

5.  Operation of Outside Director Candidate Recommendation Advisory Panel

6.  Other matters necessary for recommending candidates for Outside Directors

Evaluation and Compensation Committee

1.  Establishment of management succession and management training plan

2.  Establishment of plan for management evaluation and compensation, and execution

3.  Prior deliberation on remuneration and retirement allowance of Directors

Finance Committee

1.  Developing policies for soundness of company’s internal value and finance

2.  Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

3.  External Investments (Business units other than Steel)

(1)   Prior deliberation on new business investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

(2)   Prior deliberation on existing business investments, capital increase or investment shares disposal of invested companies (KRW 200 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

(3)   Approval of new business investments (From KRW 50 billion or more to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes.)

(4)   Approval on existing business investments, capital increase or investment shares disposal of invested companies (From KRW 100 billion or more to less than KRW 200 billion. Investment and capital increase includes borrowings and liabilities that the company takes.)

(5)   Prior deliberation for Acquisition and Disposal of Tangible and Intangible Fixed Assets and Significant Investment Assets (Exceeding KRW 200 billion based on book value per unit of invested assets)

4.  Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

5.  Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

6.  Deliberation and resolution on offering non-current assets as collateral

7.  Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company (excluding the case involving steel investment).

Audit Committee

1.  The matters to be submitted to the Committee are as follows.

(1)   Setting the work scope of the committee

(2)   Matters that the BoD or Representative Directors delegated

(3)   Request for Extraordinary GMoS

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or in violation of laws or Articles of Incorporation

(16)  Report that independent auditors have violated the company’s accounting standards

(17)  Enactment, amendment or repeal of internal accounting management regulations

(18)  Other items deemed necessary by each committee member .

2.  The contracts for the appointment, remuneration, and non-audit services of external auditors shall be approved in advance. However, if it is difficult to obtain prior approval due to time constraint, the contract may be concluded with the approval of the chairperson or the delegated member. The details of the contract must be reported to the committee convened for the first time after the contract approval date.

B. Whether BoD effectively performs business decision-makings and business supervision

Our management performs responsible business practices based on expertise and reasonable decision-making and the BoD, centered with independent Outside Directors, supervises and advises the management. The initial plans such as strategic direction of the POSCO Group, business plans, etc. set out by the management, but after active discussions at the Board level including strategic sessions, meetings of Outside Directors, etc. opinions of the Directors are actively reflected.

In the BoD strategic session held in April 2022, discussions were held on “hydrogen business vision and execution strategy”, “secondary battery material business growth acceleration strategy”, and “global decarbonization trend and direction of steel business”. The ESG session in August 2022 discussed key ESG issues within the group, including ‘POSCO Carbon Neutral Performance and Plan’, ‘POSCO FutureM 2050 Carbon Neutral Strategy and Action Plan’, ‘POSCO Safety Activities and outcome of the activities’, and ‘POSCO International Overseas Business Issues and Progress’. In the strategy/performance review session held in November 2022, discussions on ‘Group Business Portfolio Strategy’, ‘Business Performance and Mid-term Strategy by Major Businesses’, and ‘Management Plan for 2023’ were conducted.

In addition, at the Outside Director meetings held in June and October 2022, governance-related matters such as “Leadership Coaching and Information Exchange Program” and “BoD’s Direction and Role of the Holding Company”.

(Sub-Principle 3-②) BoD needs to prepare Chief Executive Officer (CEO) succession policy (including appointment process as for contingency plan) and to improve and supplement them continuously.

A. The CEO Succession Policy

(i) Establishing succession policy and operating body

In accordance with Article 29 of the Articles of Incorporation, BoD decides candidates for CEO and CEO Candidate Recommendation Committee verifies eligibility of the candidates. After that, BoD recommends a candidate to the GMoS. After electing the candidate as an Inside Director at GMoS, BoD appoints the Director as Representative Director then the succession process of Representative Director and CEO is completed.

(ii) The main contents of succession policies, such as the establishment and operation of succession policies, selection, management and education of candidates

In the process above, the succession council identifies and proposes candidates to the BoD that meet qualifications set by the BoD in order for independent and transparent CEO appointment. Also, by conducting multi-faceted and in-depth qualification reviews of candidates, who are nominated by the BoD, from the CEO Candidate Recommendation Committee which is composed of all Outside Directors, the company operates management succession process with separation of roles and authorities between organizations. In particular, in May 2022, the Basic Qualification Requirements for CEO Candidates, which are the qualifications set by the board of directors, were newly established in order to block external influences in the process of succession and establish a fairer and more transparent succession process.

The current succession policy is applicable in contingent situations, and in 2018, even in the sudden succession process, there was a case that the succession of the CEO was successfully completed according to the established policy. In addition, since the company has two Representative Directors, it is possible to conduct internal or external duties even when the Representative Director and the CEO is not able to conduct the roles.

•	Basic qualification requirements for CEO candidates

•

Those who have participated “CEO Candidate Training Program of POSCO Group” or have experience in top management of global companies equivalent to major POSCO Group companies, and have a good business management sense while working in the front lines of the company until recently

•

In addition, candidates should have management expertise, leadership, and morality, share POSCO Group’s vision and values, and contribute to the creation of long-term values for shareholders and stakeholders.

•	However, those who are likely to hinder POSCO Group’s independent management, such as who might unfairly affect the board’s unique authority to appoint a CEO, are excluded from the candidate.

•	In addition to the above qualifications, specific qualifications to be considered according to other management conditions could be additionally determined by the board of directors.

(iii) Training status during the period subject to disclosure

In order to systematically train candidates for the top management, the company selects and manages key talents from executive officers and managerial level of employees in each major work areas since 2017. This is a year-round operation of selection-nurturing-evaluation, and every year, all core talents are re-evaluated, excluding those with low performance and competency development, and new talents are discovered so that the candidate group for CEO can be nurtured practically. In order to improve global management competency and leadership, the selected personnel are nurtured by performing major internal tasks, completing training at major institutions, and having 1:1 mentoring with external experts. In particular, in 2022, we have established a “Future Entrepreneurship Talent Development” education program to cultivate managerial candidates from a long-term perspective. External experts are operating the “Future Entrepreneurship Talent Development” education program to enhance the entrepreneurial capabilities of potential CEOs and cultivate the necessary management expertise and insights for selected key personnel.

Furthermore, we are strengthening the sharing of CEO candidate development achievements through leadership sessions between external directors and CEO. This is to ensure a fair and smooth succession in the future.

(Reference) The education program for key personnel is also disclosed to external stakeholders through the POSCO Holdings Corporate Citizenship Report. (Employee career development and fair evaluation>Key personnel development) * ‘21 Corporate Citizenship Report (p. 88)

(Sub-Principle 3-③) BoD needs to establish and operate internal control policies (risk management, compliance management, internal accounting management, disclosure information management, etc.) and needs to continuously improve and supplement them.

A. Operation of Internal Control Policy

1) Risk Management

(i) Risk Management

As a holding company, the company operates a risk management system that checks various risks that may occur throughout the group’s management activities and reports monitoring results and countermeasures of some critical issues to the BoD. We classify risks into business risks, ESG risks and non-business risks, and perform practical risk reduction activities with the highest priority, such as managing each case by the related departments.

Business risk is managed by Corporate Strategy Team, Finance Team, and three teams in charge of Group’s main business : Steel Business Team, Green Infrastructure Team and Green Materials and Energy Team. The Corporate Strategy Team is in charge of Group’s strategy and investment related risks while Finance Team is in charge of financial risks such as exchange rates and funds. Three teams in charge of Group’s main business monitor risks related to the Group’s business operation. POSCO Research Institute monitors external risks such as industrial and financial market trends, changes in business conditions in global expansion areas, and strategies of competitors at all time. Monitoring results are regularly reported to relevant departments or distributed throughout the companies through Global Information Hub (GIH), the group information hub.

ESG risks are managed by ESG Team which established a group-level ESG issue response and management system to systematically manage and effectively respond to the requirements of internal and external stakeholders. Other risks such as ethics and compliance, which are non-business risks, are managed by a risk self-prevention system centered on the ethics management section under the ESG team and the legal team. Major reviews, countermeasures, and key ESG issues identified through risk management are regularly reported to the Board’s specialized committees (Finance Committee, Audit Committee, ESG Committee) and the Board of Directors. Risk monitoring results and countermeasures are regularly reported to the BoD’s Special Committees which are Finance Committee, Audit Committee, ESG Committee, and the BoD.

(ii) Compliance Management

In order to check compliance with the compliance control standards, the company established and implemented the compliance control standards by the resolution of the BoD in May 2012 and established related internal regulations and has operated it since August 2017. We hire compliance officer with legal qualifications. The compliance officer monitors the legality of company management activities in accordance with the compliance control standards, and faithfully supports the company’s organizations and businesses through various compliance support activities such as departmental self-inspection through checklists and preemptive management of major risk areas, etc. The company discloses the details of the appointment and operation of compliance officers in the Business Report at the DART website operated by the Financial Supervisory Service, and the results of these activities are compulsorily reported to the BoD.

•	(Table 3-③-1) The Current Status of Compliance Officer

Name	Gender	Month and Year of Birth	Position	Responsibilities	Major Careers	Date of Appointment (Term)
Kim, Young-Jong	Male	September, 1966	Senior Executive Vice President	• Head of Legal Team • Compliance Officer	• Hanyang University (Bachelor’s degree and Master’s degree) • Director of the Anyang branch of Suwon District Prosecutors’ Office • Representative lawyer of law firm, Homin	May 13, 2022 (3 years)

Date	Main Checklist	Results of Inspection
January, 2022	Provision of domestic and international legal information updates on weekly basis	Overall good, some improvement needs are supplemented according to internal policies, etc.
February, 2022	Compliance education for executives on laws such as industrial safety and health laws
Monitoring and sharing the status and information about sanction against Russia
March, 2022	Amendment of Company regulations followed by the Spin-off
April, 2022	Compliance education for executives on the importance of compliance control systems and the latest trends of compliance.
Monitoring restricted action of holding company, change of conglomerate and compliance check of disclosures
May, 2022	Fair Trade CP workshop
Compliance training for operational staffs

June, 2022	Fair trade compliance training for management and leaders

July, 2022	Compliance training for employees on the governance structure of the company.

August, 2022	Fair trade risk assessment of the business unit
Compliance training for operational staffs
Fair trade CP-related education for executive officers of subsidiary companies

Date	Main Checklist	Results of Inspection

September, 2022	Compliance training for executives on M&A (Merger and Acquisition) matters.
Compliance checks on restricted actions of holding companies.
Fair trade CP-related education for executive officers of subsidiary companies

October, 2022	Compliance training on the Major Accidents and Disasters Punishment Act
Compliance checks on restricted actions of holding companies
Fair trade CP-related education for executive officers of subsidiary companies

November, 2022	Validation assessment of compliance control standards
Compliance checks on restricted actions of holding companies.
Compliance training for operational staffs

December, 2022	Voluntary compliance check of business unit
Evaluating fair trade CP-related activities for subsidiary companies
Inspection to prevent damage from bidding collusion of subsidiaries

(iii) Internal Accounting Management

The company proactively adopted ICoFR(Internal Controls over Financial Report) in 2001, first introduced in the Republic of Korea. Since then, the company has improved the internal control through self-assessment every fiscal year. As listed on the New York Stock Exchange the company went through the audit with separate and consolidated scopes respectively, conducted by independent auditors under the Sarbanes-Oxley Act enforced in 2002. In order to enhance the effectiveness of the internal control, the company extends the coverage of the internal control across the POSCO group.

The Act on External Audit of Stock Companies, recently revised, states several measures to promote effectiveness of the internal accounting management system. In particular, as the audit level for the internal control has been upgraded from ‘review’ to ‘audit’, the company completely re-designed internal control activities accordingly. Following revised guidelines of internal control committee, the company established the department whose function is solely to review and support the company’s internal control, made amendments to the company’s existing guidelines and rules, developed education plans on the internal control, and improved the existing system in order for the compensation to be tied with the evaluation on the internal control.

The company evaluates the effectiveness of the internal control every fiscal year, Representatives of the company report the results to the GMoS, the BoD, and the Audit Committee. The company assesses the operation of the system in two parts – design assessment and operation assessment. In the design assessment, the company detects and takes preventive approach to errors and irregularities that might affect the financial statements. The company checks the adequacy and completeness. In the operation assessment, the company evaluates evidence with which it is proved that those who carry out each control activities have conducted their jobs in the same manner as what is described in the control statement. Any potential improvements found in the process of evaluation are referred to related personnel such as independent auditors, departments in charge, actual conductors of control activities and lead to practical enhancements.

(iv) Disclosure Information Management

The company established and operates guidelines for managing disclosure information, and informs related departments and subsidiaries on those matters. In addition, by operating review process, we review in advance whether it is necessary to disclose certain agendas that will be resolved at the BoD or at the Special Committees under the BoD. In the case of information that is deemed necessary for disclosure, the person in charge of disclosure will report it internally after reviewing accuracy of the information with the relevant departments. After review and approval by the head of the disclosure department and disclosure officer, the relevant contents are disclosed in a timely manner. In the case of regular reports such as Business Reports, internal control procedures such as confirmation and signatures by the heads of the departments responsible for disclosure contents and approval by the disclosure officer are established and followed.

(Core Principle 4) Composition of BoD

•

BoD needs to be structured to make decisions and supervise management efficiently, and Directors need to be appointed through transparent procedures that can broadly reflect various shareholders’ opinions.

(Sub-Principle 4-①) BoD needs to be structured to enable effective and prudent discussion and decision-making, and needs to have sufficient number of Outside Directors to function independently from management and controlling shareholders.

A. The Status of BoD Composition

(i) BoD, Special Committee under BoD and the BoD related Organizational Chart

•	(Table 4-①-1) The BoD related Organizational Chart as of May 31, 2023

(ii) BoD and Composition of BoD as of submission of the report

Composition of BoD as of submission date of this report is as follows:

•	(Table 4-①-2) Composition of BoD as of May 31, 2023

Inside/ Outside Director	Name	Gender (Age)	Title	Date of Appointment1)	End of Term	Specialty	Major Careers
Inside	Choi, Jeong-Woo	Male (66)	Representative Director and CEO,	July 27, 2018	Date of GMoS 2024	Strategy. Finance and Accounting, Audit, Group Business Management

•  POSCO HOLDINGS, Representative Director and CEO (March 2022 ~ Present)

•  POSCO, Representative Director and CEO (July 2018 ~ March 2022)

•  POSCO CHEMTECH, Representative Director and President (March 2018 ~ July 2018)

•  POSCO, Representative Director and President (Head of Corporate Strategy & Finance Center, March 2017 ~ March 2018)

•  POSCO, Senior Executive Vice President (Head of Corporate Strategy & Finance Center, July 2015 ~ March 2017)

•  POSCO DAEWOO Corporation (Head of Planning and Finance Division, March 2014 ~ July 2015)

•  POSCO, Executive Vice President (Head of Corporate Audit Office, March 2012 ~ March 2014)

•  Bachelor’s degree in Economics. Pusan National University (1983)

Inside	Jeong, Ki-Seop	Male (61)	Representative Director and President, Head of Corporate Strategy Team (CSO), member of Finance Committee,	March 17, 2023	Date of GMoS 2024	Finance/ Accounting, Strategy/Investment, Group Business Management

•  CSO of Chief Strategy Office, President of POSCO HOLDINGS INC., (March 2023 ~ Present)

•  Representative Director, President of POSCO Energy (January 2020 ~ January 2023)

•  Senior Executive Vice President, Head of Corporate Planning Division, POSCO Energy (February 2018 ~ January 2020)

•  Executive Vice President, Head of Domestic Business Management Office, POSCO (February 2017 ~ February 2018)

•  Senior Vice President, Head of Domestic Business Management Office, POSCO (February 2016 ~ February 2017)

•  Senior Vice President, Finance Chief, POSCO (March 2015 ~ January 2016)

•  Senior Vice President, Head of Business Strategy Department, POSCO International (March 2013 ~ March 2015)

•  Senior Vice President, Head of Overseas Management Team, POSCO International (March 2012 ~ February 2013)

•  Bachelor’s degree in Business Management, Yonsei University (1985)

Inside	Yoo, Byeong-Og	Male (61)	Chief of Green Materials & Energy Business Team, Member of ESG Committee	March 18, 2022	Date of GMoS 2024	Steel technology, Procurement, New business

•  Senior Executive Vice President, (Chief Green Materials & Energy Business Officer, May 2023 ~ Present)

•  Senior Executive Vice President, POSCO HOLDINGS (Head of Green Materials & Energy Business Team, March 2022 ~ May 2023)

•  Senior Executive Vice President, Head of Industrial Gasses & Hydrogen Business Unit, POSCO (January 2021 ~ February 2022)

•  Senior Executive Vice President, Head of Purchasing and Investment Division, POSCO (January 2019 ~ January 2021)

•  Executive Vice President, Head of Corporate Strategy Department, POSCO (February 2017 ~ January 2019)

•  Senior Vice President, Head of Raw Materials Department, POSCO (February 2017 ~ January 2019)

•  Master of Management of Technology, POSTECH (2008)

Inside	Kim, Ji-Yong	Male (61)	Head of New Experience of Technology Hub, Group CTO	March 17, 2023	Date of GMoS 2024	Steel production/ Technology, New business, New technology development

•  Senior Executive Vice President, Head of New Experience of Technology Hub, POSCO HOLDINGS INC., CTO, POSCO Group (March 2023 ~ Present)

•  Senior Executive Vice President, Head of New Experience of Technology Hub, POSCO HOLDINGS INC. (January 2023 ~ March, 2023)

•  Senior Executive Vice President (Inside Director), Head of Safety Health Environment(SHE) Division, POSCO (March 2022 ~ January 2023)

•  Senior Executive Vice President (Head of Safety Health Environment(SHE) Division), POSCO (January 2022 ~ March 2022)

•  Senior Executive Vice President, Head of Gwangyang Steelworks, POSCO (January 2021 ~ January 2022)
Executive Vice President, President of PT.KP (Krakatau-POSCO), Representative President of PT-P-Indonesia Inti (February 2018 ~ January 2021)

•  Executive Vice President, Representative President of PT-P-Indonesia Inti (April 2015 ~ January 2018)

•  Executive Vice President, Head of PT-P-Indonesia Inti Launch TF Team (February 2015 ~ March 2015)

•  Executive Vice President, Head of Steel Solutions Centre, POSCO (March 2014 ~ December 2014)

•  Senior Vice President, Head of Advanced Materials Department, POSCO (February 2010 ~ March 2014)

•  Doctoral degree in physical metallurgy, Utah University (1992)

Non- standing Director	Kim, Hag-Dong	Male (63)	—	March 18, 2022	Date of GMoS 2024	Steel Manufacturing /Technology

•  Representative Director & Vice Chairman, POSCO (January 2022 ~ Present)

•  POSCO, Representative Director and President (Head of Steel Business Unit and Head of Steel Production & Technology Division, March 2021 ~ January 2022)

•  POSCO, Inside Director and President (Head of Steel Business Unit, January 2021 ~ March 2021)

•  POSCO, Inside Director and Senior Executive Vice President (Head of Steel Production & Technology Division, March 2019~January 2021)

•  POSCO, Senior Executive Vice President (Head of Steel Production Division, January 2019~March 2019)

•  POSCO, Senior Executive Vice President (Head of Gwangyang Works, February 2017~January 2019)

•  POSCO, Senior Executive Vice President (Head of Pohang Works, March 2015~February 2017)

•  SNNC, Senior Executive Vice President and Representative Director (March 2013~February 2015)

•  POSCO, Senior Vice President (Deputy Head of Gwangyang Works, Iron & Steel Making, February 2010~March 2013)

•  Carnegie Mellon University, Master’s degree in Materials Science Engineering (1997)

Outside	Pahk, Heui-Jae	Male (62)	Chairman of BoD, Member of Director Candidate Recommendation Committee, Member of Finance Committee	March 15, 2019	Date of GMoS 2025	Industries (New business/ venture)

•  Professor, Mechanical & Aerospace Engineering, Seoul National University (March 1993~Present)

•  President, Korea Association of Industrial Tech. Security (February 2017~Present)

•  President, Office of Strategic R&D Plan, MOTIE (April 2013~April 2016)

•  Founder and CEO, SNU Precision CO., LTD. (February 1998~December 2016)

•  Ph.D. in Mechanical Engineering, Manchester University (1990)

•  Higher Doctorate in Engineering, Manchester University (2019)

Outside	Kim, Sung-Jin	Male (74)	Chairman of ESG Committee, Member of Audit Committee,	March 9, 2018	Date of GMoS 2024	Industries (small and medium business/ industry policies)

•  Adjunct Professor, Dept. of Economics, Seoul National University (2011~Present)

•  Minister of Maritime Affairs and Fisheries (2006~2007)

•  Administrator of the Small and Medium Business Administration (2004~2006)

•  M.A. and Ph.D. in Economics, Kansas State University (1991)

Outside	Yoo, Young-Sook	Female (67)	Chairman of Evaluation and Compensation Committee, Member of ESG Committee,	March 12, 2021	Date of GMoS 2024	Academia (Environment)

•  Principal Research Scientist, Korea Institute of Science and Technology(KIST) (March 1994~Present)

•  Chairperson of the Board(non-permanent), Climate Change Center (January 2020~Present)

•  Co-President, Climate Change Center (February 2014~January 2020)

•  Minister, Ministry of Environment (June 2011~March 2013)

•  Ph.D. in Biochem. & Biophysics Dept. at Oregon State University (1986)

Outside	Kwon, Tae-Kyun	Male (67)	Member of Finance Committee, Member of Evaluation and Compensation Committee	March 12, 2021	Date of GMoS 2024	Finance (Finance/ International investment)

•  Senior Advisor (non-permanent), Yulchon LLC. (December 2015~June 2021)

•  Ambassador, Korea to the United Arab Emirates (June 2010~June 2013)

•  Chief Administrator, Public Procurement Service (January 2009~April 2010)

•  Head of Trade and Investment Office, Ministry of Knowledge Economy (March 2008~December 2008)

•  Deputy Minister for Free Economic Zone Planning, MOFE (March 2007~March 2008)

•  Commissioner, Korea Financial Intelligence Unit, MOFE (October 2006~March 2007)

•  Economic Councilor, OECD Representative (2001~July 2004)

•  Ph.D. in International Finance at Chung-Ang University (2007)

Outside	Yoo, Jin-Nyong	Male (65)	Chairman of Director Candidate Recommendation Committee, Member of ESG Committee, Member of Audit Committee	March 18, 2022	Date of GMoS 2025	Industries (New technology development)

•  CEO, Angel 6+ (2019~Present)

•  CTO and President, LG Chem (2017~2018)

•  President & Head, Research Park, LG Chem (2014~2016)

•  EVP & Head, Research Park, LG Chem (2005~2013)

•  Ph.D. in Polymer Engineering at Lehigh University (1990)

Outside	Sohn, Sung-Kyu	Male (63)	Chairman of Audit Committee, Member of Director Candidate Recommendation Committee, Member of Evaluation and Compensation Committee	March 18, 2022	Date of GMoS 2025	Accounting (Academia)

•  Professor, School of Business, Yonsei University (1993~Present)

•  President, Korean Accounting Association (2016~2017)

•  Distinguished Professor, Samil (2013~2015)

•  Non-standing commissioner, Securities and Futures Commission, South Korea (2010~2013)

•  Non-standing member, Korea Accounting Standards Board (2008~2010)

•  Ph.D. in Business Management at Northwestern University (1992)

Outside	Kim, Joon-Gi	Male (58)	Member of Evaluation and Compensation Committee, Member of Finance Committee	March 17, 2023	Date of GMoS 2026	Law, Trade affairs, governance

•  Professor of Law, Yonsei Law School (2008 ~ Present)

•  President, Korean Council for International Arbitration (KOCIA) (2022 ~ Present)

•  Vice Chair, ICC Korea, International Arbitration Committee (2021 ~ Present)

•  Member, KCAB, International Arbitration Committee (2018 ~ Present)

•  Panel of Arbitrators, World Bank’s International Centre for Settlement of Investment Disputes (2013 ~ Present)

•  Professor, Graduate School of International Studies, Yonsei University (1998 ~ 2008)

•  Founding Executive Director, Hills Governance Center in Korea (2003 ~ 2007)

•  Assistant Professor of Law, Business Administration Department, Hongik University (1995 ~ 1998)

•  Foley & Lardner, Attorney (1992 ~ 1995)

•  Juris Doctor, Georgetown University Law Center (1992)

1)	In case of re-appointment, the date of initial appointment is stated.

(iii) BoD and Composition of Special Committees under BoD as of report submission

Composition of Special Committees under BoD as of submission date of this report is as follows:

•	(Table 4-①-3) The Composition of Special Committees under BoD as of May 31, 2023

Special Committees	Composition					Major Roles
	Title	Inside /Outside Director	Name	Gender	Other Positions1)
ESG Committee (4 members) (A)	Chairman	Outside	Kim, Sung-Jin	Male	E

•  Review of low-carbon policies related to environment and climate change

•  Prior deliberation on the safety and health plan

•  Matters concerning the operation of BoD and Special Committees

•  Prior deliberation and approval of insider trading under the Monopoly Regulation and Fair Trade Act

	Member	Outside	Yoo, Young-Sook	Female	C
	Member	Outside	Yoo, Jin-Nyong	Male	B, E
	Member	Inside	Yoo, Byeong-Og	Male	—
Director Candidate Recommendation Committee (3 members) (B)	Chairman	Outside	Yoo, Jin-Nyong	Male	A, E	• Qualification screening of candidates for Outside Director and recommendation to GMoS • Operation of the Outside Director Candidate Recommendation Advisory Group, etc.
	Member	Outside	Pahk, Heui-Jae	Male	D
	Member	Outside	Sohn, Sung-Kyu	Male	C, E
Evaluation and Compensation Committee (4 members) (C)	Chairman	Outside	Yoo, Young-Sook	Female	A	• Matters related to management evaluation, compensation plan establishment and execution • Prior deliberation on matters concerning remuneration and severance pay of directors, etc.
	Member	Outside	Kwon, Tae-Kyun	Male	D
	Member	Outside	Sohn, Sung-Kyu	Male	B, E
	Member	Outside	Kim, Joon-Gi	Male	D
Finance Committee (4 members) (D)	Chairman	Outside	Kwon, Tae-Kyun	Male	C	• Pre-deliberation and approval of new and existing investment • Preliminary deliberation and resolution on the recruitment of bonds and important borrowing of funds
	Member	Outside	Pahk, Heui-Jae	Male	B
	Member	Outside	Kim, Joon-Gi	Male	C
	Member	Inside	Jeong, Ki-Seop	Male	—
Audit Committee (3 members) (E)	Chairman	Outside	Sohn, Sung-Kyu	Male	B, C

•  Legitimacy audit on management’s business execution

•  Review soundness and feasibility of the company’s financial activities and adequacy of financial reporting

•  Evaluation on operation status of the internal accounting management system, etc.

	Member	Outside	Kim, Sung-Jin	Male	A
	Member	Outside	Yoo, Jin-Nyong	Male	A, B

1)	If the director concurrently serves as a member of other committees under BoD, it is indicated with the corresponding committee codes.

(iv) Number, ratio and reappointment status of Outside Directors

Pursuant to Article 542-8 of the Commercial Act, listed companies with assets of KRW 2 trillion or more, which the company is applied, must have at least 3 Outside Directors, but the Outside Directors must be the majority of the total number of Directors. According to the Article 27 of the Articles of Incorporation, the total number of Directors in the Board shall be at least 3 but no more than 13 Directors, of which 8 or fewer Outside Directors and 5 or fewer Inside Directors. As of May 31, 2023, our BoD consists of 7 Outside Directors, 4 Inside Directors, and 1 Non-standing Director, and the Outside Directors are more than half of the total number of Directors which meets the legal requirements of the Commercial Act, as well as effectively executes management supervisory functions and independent decision-makings.

In addition, there are Special Committees under the BoD, and each Special Committee consists of more than half of Outside Directors, with Inside Directors who have experience and expertise in each field in order to share the work, thereby securing efficiency and expertise of the BoD. The term of office of Outside Directors is as below and it is set in order to ensure continuity of the Board of Directors’ business performance.

•	(Table 4-①-4) The term of office of each outside director as of May 31, 2023

Name of Outside Director	Term of Office (Date of Appointment)
Park, Heui-Jae (Chairman)	March 18, 2022~ GMoS of March 2025(March 15, 2019)
Kim, Sung-Jin	March 12, 2021~ GMoS of March 2024 (March 9, 2018)
Yoo, Young-Sook	March 12, 2021~ GMoS of March 2024 (March 12, 2021)
Kwon, Tae-Kyun	March 12, 2021~ GMoS of March 2024 (March 12, 2021)
Yoo, Jin-Nyong	March 18, 2022~ GMoS of March 2025(March 18, 2022)
Sohn, Sung-Kyu	March 18, 2022~ GMoS of March 2025(March 18, 2022)
Kim, Joon-Gi	March 17, 2023~ GMoS of March 2026(March 17, 2023)

(v) Number, ratio and reappointment status of Outside Directors

The company has separated the position of Chairman of BoD from Representative Director and CEO since 2006 in order for BoD to function independently from the management. Chairman of BoD is elected through resolution by BoD, among Outside Directors, and the Outside Director Park, Heui-Jae was elected as the Chairman of the BoD on March 17, 2023.

B. The Composition of BoD and Sufficient Number of Outside Directors for Independent Functions

As stated in A. The Status of BoD Composition, the company maintains outnumbered Outside Directors than required by law in order for BoD to function independently from the management, and for independent and effective decision-makings, has separated the position of Chairman of BoD from Representative Director and CEO since 2006. In addition, we have established a support department to actively assist the board of directors in conducting effective and careful discussions and decision-making processes.

(Sub-Principle 4-②) BoD needs to be composed of competent persons who have professionalism and responsibility in terms of expertise and careers so that they can make substantial contributions to corporate management.

A. Policies to Secure Professionalism, Accountability and Diversity of BoD and

Information about Directors

(i) Policies to secure professionalism, accountability and diversity of BoD and members of BoD

When the Company examines qualifications of Director candidates, the company not only applies qualifications required by the Commercial Act, but also limits qualifications of Directors with the ones who have expertise and abundant experience in related fields in accordance with the Article 29-3 and the Article 31 of the Articles of Incorporation. In addition, we closely review that no one who is responsible for damage to corporate values or for infringement of shareholders’ interests should be appointed as a Director. In relation to this, our Directors meet all qualifications required by relevant laws and regulations, including Article 382 (3) and 542-8 (2) of the Commercial Act and we further strengthened diversity of the BoD by appointing Outside Director Yoo, Young-Sook, a female environmental expert at the GMoS held in March 2021 and Outside Director Yoo, Jin-Nyong, an expert in the development and commercialization of new technologies in the secondary battery and advanced materials sector in March 2022.

As of May 31, 2023, the BoD of the company is composed of 7 Outside Directors, 4 Inside Directors and 1 Non-standing director, which meets the requirements of Commercial Law, and can effectively perform the company’s management function and make independent decisions. In order to realize an advanced corporate governance structure to increase shareholder value and to promote balanced rights of interested parties, the company makes continuous efforts to form BoD with the management who can perform responsible management based on professional knowledge and rational decision-makings and with Outside Directors who can support the management’s rational decision-makings and independently supervise without being bias on certain fields.

Qualification of Directors (Corporate Governance Charter 3-3, Qualification of Directors)

①	Directors shall possess an exemplary set of ethics, business sense and integrity, and the ability to enhance long-term value of all shareholders and fairly represent the interest of all stakeholders.

②

Inside directors, as a high-level managers of corporation, shall have sufficient experience and knowledge related to the Company’s business, and shall be capable of making managerial decisions in a rational and appropriate manner

③

Outside directors shall have sufficient knowledge and experience in the relevant field such as finance, economics, management, legal, accounting, etc., and shall have no material relationship with the Company and shall be able to make decisions independently from the Company and specific shareholders.

Firstly, we have four Insider Directors possessing expertise and accountability. Inside Director Choi, Jeong-Woo who is Representative Director and CEO has expertise and management capabilities not only in the steel business but also in the overall subsidiaries with experiences as the Head of Value Management Department, POSCO and President of POSCO CHEMICAL. Inside Director Jeong, Ki-Seop who is Representative Director and President is currently serving as CSO of Chief Strategy Office professionalized in Group management strategy and risk management. He was a former Head of Domestic Business Management Office, POSCO and President of POSCO Energy. Inside Director Yoo, Byeong-Og has deep insight and knowledge of the group with extensive experiences in raw materials purchase, corporate strategy, purchasing and investment, industrial gasses and hydrogen and etc. As a Chief Green Materials & Energy Business Officer, he is responsible for establishing POSCO Group’s new growth strategies and implementing new businesses in sectors such as secondary battery materials and hydrogen. Inside Director Kim, Ji-Yong has a wide range of business experiences from various fields, including Head of Advanced Materials Department, overseas subsidiary, Steelwork, and Safety Health Environment(SHE) Division. He is currently serving as the Group’s Chief Technology Officer (CTO) and Head of New Experience of Technology Hub in charge of new growth sector and R&D sector of the Group possessing research expertise and insights that contribute to the development of new growth technologies within POSCO Group. In addition, followed by the transition to the holding company system early this year, Representative Director & Vice Chairman of POSCO Kim, Hag-Dong was appointed as a Non-standing Director to create synergy between the holding company and the new steel subsidiary. Non-standing Director, Kim, Hag-Dong is Representative Director & Vice Chairman of POSCO, which is the core business of the group and he is professional in overall steel sector with his vast experiences of production and marketing as Head of Steel Business Unit and Head of Steel Production & Technology Division.

Our Outside Directors are composed of 7 people with expertise and experience in the fields of industry, finance, academia, law, accounting, public sectors, etc. Outside Director Pahk, Heui-Jae, the Chairman of the BoD is an expert in academia and industries with his experiences of Founder and CEO of SNU Precision and Professorship of Mechanical & Aerospace Engineering Department in Seoul National University. Outside Director Kim, Sung-Jin is an expert on public sectors and industries with experiences of the Administrator of the Small and Medium Business Administration and the Minister of Maritime Affairs and Fisheries. Outside Director Yoo Young-sook is an environmental research expert who has worked at Korea Institute of Science and Technology for more than 30 years and is currently the chairman of the Climate Change Center (non-profit private organization) after serving as the Minister at Ministry of Environment. Since she was a Minister at Ministry of Environment, she was well aware of the environmental issues and trends of the international community by attending UN Climate Change Conference every year. She contributes to the board’s decision on new agendas such as climate change and low-carbon economy with her experience and expertise in ESG. Outside Director Kwon, Tae-Kyun, served as Economic Councilor of OECD Representative, Commissioner of Korea Financial Intelligence Unit at MOFE, Chief Administrator at Public Procurement Service and Ambassador of Korea to the United Arab Emirates, is an expert of international finance and investment fields. Outside Director Yoo, Jin-Nyong is a professional in new technologies like secondary battery and advanced materials as he served as a President of LG Chem and a Head of LG Chem Research Park. He is still engaged in a wide range of activities in the field of technology development, including representatives of consulting and start-up education companies.

As a professor of School of Business, Yonsei University Outside Director Sohn, Sung-Kyu is an accounting and finance professional who has both theoretical knowledge and diverse experiences of corporate accounting and audit. Outside Director Kim, Joon-Gi who was newly elected at the GMoS in 2023 is a professor of Law at Yonsei University. He has served as an arbitrator and arbitrator judge in domestic and international arbitration organizations, as well as the Founding Executive Director of Hills Governance Center. He is an expert in the fields of legal profession, international trade, and corporate governance reform.

(ii) Appointment and changes of Directors

•	(Table 4-②-1) Appointment and Changes of Directors from January 1, 2021 to May 31, 2023

Inside/ Outside Director	Name	Initial Date of Appointment	End of Term	Date of Change	Reason for Change	Current Employment Status
Inside Director	Kim, Hag-Dong	March 15, 2019	March 27, 2020	March 15, 2019	New appointment	Retired
			March 12, 2021	March 27, 2020	Re-appointment
			March 18, 2022	March 12, 2021	Re-appointment
			March 18, 2022	March 18, 2022	End of Term
	Jeong, Tak	March 15, 2019	March 27, 2020	March 15, 2019	New appointment	Retired
			March 12, 2021	March 27, 2020	Re-appointment
			March 18, 2022	March 12, 2021	Re-appointment
			March 18, 2022	March 18, 2022	End of Term
	Chon, Jung-Son	March 9, 2018	March 15, 2019	March 9, 2018	New appointment	Retired
			March 27, 2020	March 15, 2019	Re-appointment
			March 12, 2021	March 27, 2020	Re-appointment
			March 18, 2022	March 12, 2021	Re-appointment
			March 17, 2023	March 18, 2022	Re-appointment
			March 17, 2023	March 17, 2023	End of Term
	Chung, Chang-Hwa	March 12, 2021	March 18, 2022	March 12, 2021	New appointment	Retired
			March 18, 2022	March 12, 2021	Re-appointment
			March 17, 2023	March 18, 2022	Re-appointment
			March 17, 2023	March 17, 2023	End of Term
	Choi, Jeong-Woo	2016.3.11	March 10, 2017	2016.3.11	New appointment	Employed
			March 9, 2018	March 10, 2017	Re-appointment
			March 9, 2018	March 9, 2018	End of Term
			March 12, 2021	2018.7.27	New appointment
			Till the GMoS 2024	March 12, 2021	Re-appointment
	Jeong, Ki-Seop	March 17, 2023	Till the GMoS 2024	March 17, 2023	New appointment	Employed
	Yoo, Byeong-Og	March 18, 2022	March 17, 2023	March 18, 2022	New appointment	Employed
			Till the GMoS 2024	March 17, 2023	Re-appointment
	Kim, Ji-Yong	March 17, 2023	Till the GMoS 2024	March 17, 2023	New appointment	Employed

Non-standing Director	Kim, Hag-Dong	March 18, 2022	March 17, 2023	March 18, 2022	New appointment	Employed
			Till the GMoS 2024	March 17, 2023	Re-appointment
Outside Director	Kim, Shin-Bae	March 10, 2017	March 15, 2019	March 10, 2017	New appointment	Retired
			March 18, 2022	March 15, 2019	Re-appointment
			March 18, 2022	March 18, 2022	End of Term
	Chung, Moon-Ki	March 10, 2017	March 15, 2019	March 10, 2017	New appointment	Retired
			March 18, 2022	March 15, 2019	Re-appointment
			March 18, 2022	March 18, 2022	End of Term
	Chang, Seung-Wha	March 10, 2017	March 27, 2020	March 10, 2017	New appointment	Retired
			March 17, 2023	March 27, 2020	Re-appointment
			March 17, 2023	March 17, 2023	End of Term
	Kim, Sung-Jin	March 9, 2018	March 12, 2021	March 9, 2018	New appointment	Employed
			Till the GMoS 2024	March 12, 2021	Re-appointment
	Pahk, Heui-Jae	March 15, 2019	March 18, 2022	March 15, 2019	New appointment	Employed
			Till the GMoS 2025	March 18, 2022	Re-appointment
	Yoo, Young-Sook	March 12, 2021	Till the GMoS 2024	March 12, 2021	New appointment	Employed
	Kwon, Tae-Kyun	March 12, 2021	Till the GMoS 2024	March 12, 2021	New appointment	Employed
	Yoo, Jin-Nyong	March 18, 2022	Till the GMoS 2025	March 18, 2022	New appointment	Employed
	Sohn, Sung-Kyu	March 18, 2022	Till the GMoS 2025	March 18, 2022	New appointment	Employed
	Kim, Joon-Gi	March 17, 2023	Till the GMoS 2025	March 17, 2023	New appointment	Employed

B. The Competitiveness of BoD

As stated in A. Policies to Secure Professionalism, Accountability and Diversity of BoD and Information about Directors, Outside Director Yoo Young-sook, a former KIST (Korea Institute of Science and Technology) environmental researcher, was newly appointed in 2021 in order to strengthen rational decision-making and professional response capabilities in ESG fields such as climate change and low carbon economy, which are emerging as important management agenda for companies. She continues to engage in a wide range of activities in the domestic and foreign environmental fields, including serving as the chairman of the Climate Change Center (non-profit private organization), and contributes greatly to the company management of and BoD operations related to ESG, which is growing importance in the future.

In order to expand new business of POSCO Group, Outside Director Yoo, Jin-Nyong who is professional in advanced technology (secondary battery, advanced materials and etc.) development and commercialization is newly appointed in 2022. He continues to engage in a wide range of activities in technology development, including representatives of consulting and start-up education companies, and contributes to the company’s development and innovative policies by utilizing a wide range of networks and information related to new technology development.

In the future, the board of directors will be composed of competent directors with various backgrounds, expertise, and responsibilities, based on independence. We plan to organize the board of directors to become competitive with various fields of expertise.

Board Skills Matrix

Category		Pahk, Heui-Jae	Kim, Sung-Jin	Yoo, Young- Sook	Kwon, Tae-Kyun	Yoo, Jin-Nyong	Sohn, Sung-Kyu	Kim, Joon-Gi
Skill indicators	① Industry and economics	•	•	•	•	•	•	•
	② Corporate management and risk management	•	•	•	•	•	•	•
	③ Finance and accounting	—	•	—	•	—	•	•
	④ Climate change and sustainability	—	•	•	—	•	—	•
	⑤ Technology, digital and innovation	•	—	•	—	•	—	—
	⑥ Law and public affairs	•	•	•	•	•	—	•
General Status	Year of Appointment	2019	2018	2021	2021	2022	2022	2023
	Special Committee	Chairman of BoD, Member of Director Candidate Recommendation Committee, Member of Finance Committee	Chairman of ESG Committee, Member of Audit Committee	Chairman of Evaluation and Compensation Committee, Member of ESG Committee	Chairman of Finance Committee, Member of Evaluation and Compensation Committee	Chairman of Director Candidate Recommendation Committee, Member of ESG Committee, Member of Audit Committee	Chairman of Audit Committee, Member of Evaluation and Compensation Committee, Member of Director Candidate Recommendation Committee	Member of Evaluation and Compensation Committee, Member of Finance Committee
	Age	62	74	68	67	65	63	58
	Gender	Male	Male	Female	Male	Male	Male	Male

(Sub-Principle 4-③) Fairness and independence needs to be secured in the recommendation and selection process of Director candidates.

A.	Composition and Activity of Director Candidate Recommendation Committee

The company has established and operated the Director Candidate Recommendation Committee in order to recommend Outside Director candidates to GMoS. The main roles of the Director Candidate Recommendation Committee are to review qualifications of candidates for Outside Directors and recommend to GMoS, and to review and check qualification of Inside Directors candidates. In addition, prior deliberations are conducted when appointing members of the Special Committees, and when appointing Representative Directors other than Representative Director and CEO.

In accordance with Article 542-8 of the Commercial Act, a listed company with assets of more than KRW 2 trillion shall appoint three or more outside directors and the number of outside directors shall account for more than half of the total directors. In addition, more than half of the Director Candidate Recommendation Committee members should be outside directors. The company’s Director Candidate Recommendation Committee members are all outside directors in order to strengthen the committee’s independence. As of May 31, 2023,The Chairman of Director Candidate Recommendation Committee is the Outside Director, Yoo, Jin-Nyong.

In addition, the Company has been operating Outside Director Candidate Recommendation Advisory Group since 2004 to select Outside Directors through an independent and transparent process, and the advisory group is established by the resolution of the Director Candidate Recommendation Committee. The Outside Director Candidate Recommendation Advisory Group is composed of five socially respected senior-level persons from various fields such as industry, finance, academia, and law, who have deep understanding on corporate governance and can be independent from external influences. The Outside Director Candidate Recommendation Advisory Group proposes Director candidates that are three times more of the number of Directors planned to be appointed then the Director Candidate Recommendation Committee reviews qualifications and recommends final candidates, and eventually the candidates are decided whether to be appointed at GMoS.

B.	Provision of Information about Director Candidates

(i) Availability of Sufficient Review Time

The Director Candidate Recommendation Committee conducts qualification screening of Outside Director candidates and recommends the candidates to GMoS in accordance with Article 382 (3) and Article 542-8 (2) of the Commercial Act, and Article 30 and 31 of the Articles of Incorporation. In relation to this, the company discloses information about Outside Director candidates recommended by the Director Candidate Recommendation Committee in advance, as below, in order for shareholders to verify candidates sufficiently. According to Article 542-4 of the Commercial Act, the company may give public notice of purpose of the convocation two weeks prior to the date set for GMoS. However, the company tries provided the notice 4 weeks prior to the GMoS to meet Corporate Governance Standards to allow the shareholders to review the agendas with sufficient time and information.

•	(Table 4-③-1) Provision of Information about Director Candidates for GMoS, from January 1, 2022 to May 31, 2023

Date of Provision	Date of GMoS	Candidates		Information	Remarks
		Inside/ Outside Director	Name
February 18, 2022 (28 days before GMoS)	March 18, 2022	Inside	Chon, Jung-Son

[Announcement on convocation of GMoS]

1. Candidate’ information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidates are in arrears, were management of insolvent companies and are disqualified by laws

6. Reasons for candidates recommendation by BoD

7. Candidates’ signed certifications that certify the above mentioned information

Re-appointment
			Chung, Chang-Hwa		Re-appointment
			Yoo, Byeong-Og		New Appointment
		Non- standing	Kim, Hag-Dong

[Announcement on convocation of GMoS]

1. Candidate’ information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidates are in arrears, were management of insolvent companies and are disqualified by laws

6. Reasons for candidates recommendation by BoD

7. Candidates’ signed certifications that certify the above mentioned information

New Appointment
		Outside	Sohn, Sung-Kyu

[Announcement on convocation of GMoS]

1. Candidate information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidate is in arrears, was management of insolvent companies and is disqualified by laws

6. Candidate’s work plans

7. Reasons for candidate recommendation by BoD

8. Candidate’s signed certification that certifies the above mentioned information

New Appointment (Audit Committee member who is Outside Director)
Yoo, Jin-Nyong
			Pahk, Heui-Jae		Re-appointment
February, 20, 2023 (24 days before GMoS)	March 17, 2023	Inside	Jeong, Ki-Seop

[Announcement on convocation of GMoS]

1. Candidate’ information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidates are in arrears, were management of insolvent companies and are disqualified by laws

6. Reasons for candidates recommendation by BoD

7. Candidates’ signed certifications that certify the above mentioned information

New Appointment
			Yoo, Byeong-Og		Re-appointment
			Kim, Ji-Yong		New Appointment
		Non-standing	Kim, Hag-Dong

[Announcement on convocation of GMoS]

1. Candidate’ information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidates are in arrears, were management of insolvent companies and are disqualified by laws

6. Reasons for candidates recommendation by BoD

7. Candidates’ signed certifications that certify the above mentioned information

Re-Appointment

		Outside	Kim, Joon-Gi

[Announcement on convocation of GMoS]

1. Candidate information and major occupation

2. Transaction with the company in the last 3 years

3. Relation with the largest shareholder

4. Detailed career and referrer

5. Whether the candidate is in arrears, was management of insolvent companies and is disqualified by laws

6. Candidate’s work plans

7. Reasons for candidate recommendation by BoD

8. Candidate’s signed certification that certifies the above mentioned information

New Appointment

(ii) Past Board Activities of the Reappointed Board Director Candidate

In addition, the directors’ past activities as board member (important resolutions, activities of special committees under BoD etc.) are included in the quarterly/half-year/yearly business report. Regarding the appointment of internal and external directors (including re-appointment), company distributes press release which includes directors’ backgrounds, expertise and etc.

The past board activities of directors (important resolutions, activities of special committees under BoD etc.) are regularly disclosed in the quarterly/semiannual/annual reports. For Inside and Outside Director appointments (including reappointments), press releases are distributed that include key credentials, expertise, and director backgrounds to the media for public release. Additionally, the company provide sufficient information through disclosures including all necessary documents required by corporate law for reappointments, similar to those for new director appointments.

C.	The Cumulative Voting System and Minority Shareholders, Etc.

The company does not exclude the cumulative voting system in relation to exercise shareholders’ voting rights for election of Directors. In accordance with Articles 382-2 and 542-7 of the Commercial Act, when there is convocation of GMoS for the purpose of appointing two or more Directors, shareholders, who hold shares equal or more of one hundredth of the total issued shares excluding shares without voting rights, can request the company to apply cumulative voting system in writing or electronically 6 weeks prior to GMoS date (in the case of Ordinary GMoS, the base date for the current year’s 6 weeks calculation is the same date of Ordinary GMoS held in the previous year). In the case of cumulative voting, each shareholder per share has the same number of voting rights as the number of Directors to be elected, and voting rights can be exercised by concentrating the vote on one or more than one candidate. In cumulative voting system, Directors will be elected sequentially from the person who receives the largest number of votes.

In order to reflect opinions of minority shareholders in the process of recommending and selecting candidates for Directors, we receive recommendation of Directors candidates from minority shareholders in accordance with Article 363-2 of the Commercial Act, and operate in accordance with applicable laws and regulations. Shareholders, who hold 0.5% or more of issued shares with voting rights from 6 months before the GMoS, can propose certain matters as agendas for GMoS six weeks before the GMoS date by submitting proposal to the Directors in writing or electronic documents. In fact, Dutch asset management companies APG and Robeco were offered one candidate for outside director in accordance with Articles 363-2 and 542-6(2) but the candidate resigned for personal reasons.

Furthermore, our company has gone beyond the requirements of the law and introduced a “Shareholder Recommendation” system since 2018 to facilitate the recommendation of outside director candidates. Shareholders who hold 0.5% or more of issued shares, in line with the ownership requirements for exercising shareholders’ proposal rights under the Commercial Act, are invited to recommend potential outside director candidates. The recommended candidates are screened by Outside Director Candidate Recommendation Advisory Panel to be determined whether or not to be included in the candidate list.

D.	Sufficient Measures to Ensure Fairness and Independence

As mentioned above, the company is taking sufficient measures to ensure fairness and independence in the process of recommending and selecting Director candidates by operating Outside Director Candidate Recommendation Advisory Group since 2004. The Outside Director Candidate Recommendation Advisory Group is composed of five socially respected senior-level persons from various fields. The Outside Director Candidate Recommendation Advisory Group proposes Director candidates that are three times more of the number of Directors planned to be appointed then the Director Candidate Recommendation Committee reviews qualifications and recommends final candidates, and eventually the candidates are decided whether to be appointed at GMoS.

In 2023, The Outside Director Candidate Recommendation Advisory Group held four times of meeting and received candidate list that includes three times more of the number of Directors planned to be appointed. Later on, Director Candidate Recommendation Committee had two meetings to review candidates’ qualifications before suggesting them at GMoS. This whole process is to ensure fairness and independence in selecting our Outside Directors.

(Sub-Principle 4-④) Persons responsible for corporate value damage or infringement of shareholders’ rights should not be appointed as executive officers.

A.	Executive Officers (Including non-registered executive officers)

As of May 31, 2023, the number of the company executive officers are total 42, including 12 registered executive officers (4 Inside Directors, 1 Non-standing Director, and 7 Outside Directors). The details are described as below.

•	(Table 4-④-1) Executive Officers, Including Non-Registered Executive Officers as of May 31, 2023

Name	Gender	Position	Registered/ Non-registered	Full Time/ Non-Full Time	Responsibility
Choi, Jeong-Woo	Male	Representative Director and CEO	Registered	Full Time	Overall company management
Jeong-Ki-Seop	Male	Representative Director and President	Registered	Full Time	Head of Chief Strategy Office (CSO), Member of Finance Committee
Yoo, Byeong-Og	Male	Inside Director and Vice President	Registered	Full Time	Head of Green Materials & Energy Business Team Member of ESG Committee
Kim-Ji-Yong	Male	Inside Director and Vice President	Registered	Full Time	Head of POSCO N.EX.T Hub, Group CTO
Kim, Hag-Dong	Male	Non-standing Director	Registered	Non-Full Time	—
Pahk, Heui-Jae	Male	Outside Director	Registered	Non-Full Time	Chairman of BoD Member of Director Candidate Recommendation Committee Member of Finance Committee
Kim, Sung-Jin	Male	Outside Director	Registered	Non-Full Time	Chairman of ESG Committee, Member of Audit Committee,
Yoo, Young-Sook	Female	Outside Director	Registered	Non-Full Time	Chairman of Evaluation and Compensation Committee Member of ESG Committee
Kwon, Tae-Kyun	Male	Outside Director	Registered	Non-Full Time	Chairman of Finance Committee Member of Evaluation and Compensation Committee
Yoo, Jin-Nyong	Male	Outside Director	Registered	Non-Full Time	Chairman of of Director Candidate Recommendation Committee, Member of ESG Committee, Member of Audit Committee
Sohn, Sung-Kyu	Male	Outside Director	Registered	Non-Full Time	Chairman of Audit Committee, Member of Director Candidate Recommendation Committee, Member of Evaluation and Compensation Committee
Kim, Joon-Gi	Male	Outside Director	Registered	Non-Full Time	Member of Evaluation and Compensation Committee Member of Finance Committee
Oh, Seok-Keun	Male	Executive Officer	Non-registered	Full Time	Senior Corporate Advisor
Yang, Weon-Jun	Male	Executive Officer	Non-registered	Full Time	Head of Communication Team
Chun, Sung-Lae	Male	Executive Officer	Non-registered	Full Time	Head of Steel Business Team
Kim, Young-Jong	Male	Executive Officer	Non-registered	Full Time	Head of Corporate Legal Team
Jeong, Dae-Hyung	Male	Executive Officer	Non-registered	Full Time	Head of Corporate Strategy Team
Park, Young-Joo	Male	Executive Officer	Non-registered	Full Time	Head of Strategic Investment Team
Park, Jeong-Bin	Male	Executive Officer	Non-registered	Full Time	Head of Green Infra Business Team
Kim, Seung-Jun	Male	Executive Officer	Non-registered	Full Time	Head of Finance Team
Seo, Sang-Chul	Male	Executive Officer	Non-registered	Full Time	Chief of Taxes (Finance Team)

Han, Young-Ah	Female	Executive Officer	Non-registered	Full Time	Head of IR Team
Cheon, Seong-Hyun	Male	Executive Officer	Non-registered	Full Time	Head of ESG Team
Kwon, Young-Kyun	Male	Executive Officer	Non-registered	Full Time	Co-chief of Corporate Legal (Corporate Legal Team)
Park, Ha-Young	Male	Executive Officer	Non-registered	Full Time	Co-chief of Corporate Legal (Corporate Legal Team)
Park, Seung-Dae	Male	Executive Officer	Non-registered	Full Time	Head of Human Resources Management Team
Song, Won-Gun	Male	Executive Officer	Non-registered	Full Time	Chief of Business Cooperation (Communication Team)
Oh, Young-Dal	Male	Executive Officer	Non-registered	Full Time	Chief of Business Planning (Communication Team)
Lee, Jae-Wan	Male	Executive Officer	Non-registered	Full Time	Head of Global Relations Team
Lee, Kyung-Sub	Male	Executive Officer	Non-registered	Full Time	Chief of Battery Materials Business (Green Materials and Energy Business Team)
Lee, Sang-Min	Male	Executive Officer	Non-registered	Full Time	Head of CP2 Project Argentina
Lee, Jae-Young	Male	Executive Officer	Non-registered	Full Time	Chief of Battery Materials Strategy & Plan (Green Materials and Energy Business Team)
Park, Kwang-Seok	Male	Executive Officer	Non-registered	Full Time	Chief of Lithium Business Battery Materials Business Team (Green Materials and Energy Business Team)
Cho, Ju-lk	Male	Executive Officer	Non-registered	Full Time	Chief of Hydrogen Business (Green Materials and Energy Business Team)
Hwang, Chang-Hwan	Male	Executive Officer	Non-registered	Full Time	Chief of Investment Planning and Engineering (Green Materials and Energy Business Team)
Um, Kyung-Keun	Male	Executive Officer	Non-registered	Full Time	Chief of POSCO Group Technology Strategy
Park, Seong-Jin	Male	Executive Officer	Non-registered	Full Time	Chief of Industry-Academy-Research Cooperation
Kim, Joo-Min	Male	Executive Officer	Non-registered	Full Time	Head of Artificial Intelligence Research and Development Laboratories
Kim, Pil-Ho	Male	Executive Officer	Non-registered	Full Time	Leader of Safety Cell (Artificial Intelligence Research and Development Laboratories)
Hong, Young-Jun	Male	Executive Officer	Non-registered	Full Time	Head of LiB Materials Research and Development Laboratories
Kim, Jung-Young	Male	Executive Officer	Non-registered	Full Time	Head of N.EX.T Hub Construction Task Force Team
Park, Jin-Woo	Male	Executive Officer	Non-registered	Full Time	—

B.	Executive Officer Appointment Policy

In order to improve corporate value and shareholder interests, the company has made great efforts in the selection of executive officers. For the candidates for executive officers, the department in-charge verifies professionalism, leadership, and achievements throughout a year, and ethical aspects of candidates are screened through various methods, and only qualified persons who have passed the verification are selected as executive officers. The company has introduced multifaceted evaluation of executives in 2019 in order to use it as quantitative data for personnel verification process.

C.	Inspection on Executive Officers’ Embezzlement, Misconduct or Unfair Transactions under the Financial Investment Services and Capital Markets Act

In 2003, the company established POSCO Code of Ethics. The chapter 4 of the POSCO Code of Ethics Practice Guidelines stipulates the duty of faithfulness to shareholders and investors, including pursuit of increasing shareholder value and fair provision of investment information. In addition, the roles and responsibilities of leaders are defined separately, and it is stipulated to strict responsibility for executive officers and employees who violate the Code of Ethics in accordance with relevant regulations. In particular, the principle of zero tolerance is applied to violations of bribery, embezzlement, information manipulation, and sexual ethics. The electronic oath for Code of Ethics and Compliance is enforced every January for all executive officers and employees of our company. In relation to this, in our company, there has been no cases where persons who had been punished for reasons such as breach of duty, embezzlement, etc. was appointed as executive officers. In addition, even after appointment of executive officers, if an investigation by a related organization is conducted due to serious reasons with the business, regardless of the remaining terms, the executive officers are excluded from work by taking measures such as termination of the delegation contract or dismissal.

D.	Background and Reasons for Introduction of Executive Director System

For reference, to date, the company is not applicable to Executive Directors System, so the details of the implementation of the Executive Directors System have been omitted.

(Core Principle 5) Responsibilities of Outside Directors

∎	Outside Directors should be able to independently participate in important corporate management policy decisions and supervise and support the management as members of BoD.

(Sub-Principle 5-①) Outside Directors should not have any significant interests in the company and the company should check their interests in the selection stage.

A. Interests between the Company and Outside Directors

(i) The relationship between Outside Directors and the company and its affiliates

As of May 31, 2023, all current Outside Directors have no work experience in the company or the company’s invested companies, and have been no transactions with the company or the company’s invested companies from 2020 to 2022.

•	(Table 5-①-1) Relations between incumbent Outside Directors and the company and affiliated companies as of May 31, 2023

Name	Outside Director’s past employment in the company or its affiliated companies		Transactions between Outside Director or a company in which Outside Director is the largest shareholder and the company or its affiliated companies		Transactions between a company in which Outside Director is serving as executive officer or employee and the company or its affiliated companies
	The company	Affiliated companies	The company	Affiliated companies	The company	Affiliated companies
Pahk, Heui-Jae	No	No	No	No	No	No
Kim, Sung-Jin	No	No	No	No	No	No
Yoo, Young-Sook	No	No	No	No	No	No
Kwon, Tae-Kyun*	No	No	No	No	No	No
Yoo, Jin-Nyong	No	No	No	No	No	No
Sohn, Sung-kyu	No	No	No	No	No	No
Kim, Joon-Gi	No	No	No	No	No	No

(ii) Transaction records between Outside Director and the Company in the past three years (2020~2022)

The company complies with applicable laws and regulations in the selection of Outside Directors and in order to secure independence and fairness of Outside Directors in all BoD activities, the company checks in advance whether there are any interests between the company and Outside Directors from the selection process. In terms of the selection process of Outside Directors, we firstly cross-check career of Outside Director candidates and company’s transaction list to check whether there has been any existence of transaction or contract. We also strive to improve independence and fairness of Outside Directors by seeking confirmation from the final candidates that they do not have any transactions or interests with the company. Our company does not have any transaction records in the past 3 years with either an outside director or a company where an outside director is the largest shareholder, which would be deemed as a legal disqualification.

(iii) Transaction records between the POSCO Holdings (including subsidiaries) and the Companies where Outside Directors are employed

As it is mentioned above [ii. Transaction records between Outside Director and the Company], the company complies with applicable laws and regulations in the selection of Outside Directors and in order to secure independence and fairness of Outside Directors in all BoD activities, the company checks in advance whether there are any interests between the company and Outside Directors from the selection process. In terms of the selection process of Outside Directors, we firstly cross-check career of Outside Director candidates and company’s transaction list to check whether there has been any existence of transaction or contract. We also strive to improve independence and fairness of Outside Directors by seeking confirmation from the final candidates that they do not have any transactions or interests with the company. Our company has not had any transaction records that would qualify as a legal disqualification with the company where an outside director is employed as an employee.

(iv) Procedures and internal regulations for the company to verify the above information

The qualifications for outside directors are reviewed in advance to ensure that candidates who meet the disqualification criteria defined by the Commercial Act, Article 382 and Article 542-8, and the guidelines for outside director independence/diversity are not appointed as outside directors. In addition to legal qualifications, we thoroughly review candidates based on various evaluation criteria to assess their independence, expertise, and experience in selecting individuals suitable for the role of outside directors in our company.

As mentioned in [ii. Transaction records between Outside Director and the Company], during the review process for outside director candidates, we prepare confirmation statements for each candidate based on publicly available information, transaction records with our company, and other relevant materials, to mutually verify whether they meet the disqualification criteria defined in Article 382 and Article 542-8 of the Commercial Act. This helps us exclude candidates with independence issues from consideration.

Qualification of Outside Director (Corporate Governance Charter 3-3 ③ Qualification of Directors)

●

Outside directors shall have sufficient knowledge and experience in the relevant field such as finance, economics, management, legal, accounting, etc., and shall have no material relationship with the Company and shall be able to make decisions independently from the Company and specific shareholders.

Guidelines for the Independence of Outside Directors (Guidelines for Outside Director Independence/Diversity):

•	An outside director is considered independent if they meet the following criteria, and their overall relationship with the company is comprehensively considered

•	They have not been employed as an employee of our company in the past 5 years.

•	They have not been directly engaged as an executive of our affiliate company in the past 3 years (Article 34, Paragraph 5, Clause 1 of the Enforcement Decree of the Commercial Act).

•	Their immediate family members have not served as executives of our company or our subsidiaries in the past 3 years.

•	They or their family members have not received compensation of more than KRW 120 million (equivalent to USD 100,000) from our company

•	They have not had an employment relationship with the company’s external auditing firm in the past 3 years.

•	They are not a consultant or advisor to our company or the managements of out company

•

They have not been employed by a corporation that has entered into a legal advisory or management advisory contract with our company in the past 2 years (Article 34, Paragraph 5, Clause 2 of the Enforcement Decree of the Commercial Act).

•

They have not been an employee of the corporation in the past two years that did not have a transaction volume with our company that accounts for 10% or more of the total assets or total sales of the company during any 3 fiscal years

•	They have no interest regarding matters decided by the board of directors.

B. Outside Director with Long-Term Tenure

The company operates the Directors term of office within 3 years through related laws such as the Commercial Act and internal regulations such as the Article 34 of the Articles of Incorporation, Term of Directors. Since 2005, when the company firstly appointed Outside Directors, there have been no cases that Outside Directors have served for more than 6 years.

In addition, regarding concurrent positions of Outside Directors in other companies, the company manages it according to related laws and regulations, such as the Commercial Act. And Outside Directors need to share to the BoD and the company in advance about any other activities that may have significant impact on attendances and activities of BoD.

•	(Table 5-①-2) Outside Directors’ Tenure and Reason for Over 6 Years Long-Term Tenure (Over 9 Years Including Tenures in the Affiliated Companies) as of May 31, 2023

Name	The company		Including Tenures in the Affiliated Companies
	Tenure	Reason for Tenure Over 6 Years	Tenure	Reason for Tenure Over 6 Years
Pahk, Heui-Jae	50 months	Not Applicable	50 months	Not Applicable
Kim, Sung-Jin	62 months	Not Applicable	62 months	Not Applicable
Yoo, Young-Sook	26 months	Not Applicable	26 months	Not Applicable
Kwon, Tae-Kyun*	26 months	Not Applicable	26 months	Not Applicable
Yoo, Jin-Nyong	14 months	Not Applicable	14 months	Not Applicable
Sohn, Sung-kyu	14 months	Not Applicable	14 months	Not Applicable
Kim, Joon-Gi	2 months	Not Applicable	2 months	Not Applicable

C. Significant Interests between Outside Directors and the Company

As stated in A. Interests between the Company and Outside Directors and B. Outside Director with Long-Term Tenure, in the process of selecting Outside Directors, we are primarily verifying existence of transaction or contract by cross-checking the past career of Outside Director candidates and our transaction history. And we strive to improve independence and fairness of Outside Directors by having confirmation from our final candidates that they do not have any transactions or interests with the company. As of May 31, 2023, all current Outside Directors have no previous work experience with the company or its invested companies, and have no transactions with the company or its invested companies from 2020 to 2022.

(Sub-Principle 5-②) Outside Directors should invest sufficient time and effort to fulfill their duties faithfully.

A.	Internal Standards and Concurrent Positions related to Outside Directors Fulfillment of Duties

(i) Internal Policy for permitting Outside Directors to have concurrent employment with another company

In accordance with Article 542-8 of the Commercial Act and Article 34 of the Enforcement Decree of the Commercial Act, the company complies with the disqualification factors for the appointment of Outside Directors. Even after appointment of Outside Directors, if it is applicable, the Outside Director loses the position.

Other than the disqualification factors for the appointment of Outside Directors stipulated in the Act and the Enforcement Decree, Outside Directors need to inform in advance to the BoD and the company about any other activities that can have significant impact on attendance and activities of the BoD.

(ii) Current status of concurrent employment for outside directors as of the report submission date As of May 31, 2023, the table below shows the current status of Outside Directors positioned in other companies or organizations.

•	(Table 5-②-1) Outside Directors Positioned in Other Companies or Organizations

Name (Audit Committee member)1)	Initial Date of Appointment	End of Term	Current Position	Other Positions
				Name of Company or Organization 2)	Position	Term	Listed/ Non-listed Company
Kim, Sung-Jin (Audit Committee member)	March 9, 2018	Till Ordinary GMoS 2024	—	KB Asset Management	Outside Director	March 28, 2022 ~Present	Unlisted
Pahk, Heui-Jae (Audit Committee member)	March 15, 2019	Till Ordinary GMoS 2025	Professor, Mechanical & Aerospace Engineering, Seoul National University	Korea Association of Industrial Tech. Security	President	February 23, 2017 ~ Present	Non-profit organization
Yoo, Young-Sook	March 12, 2021	Till Ordinary GMoS 2024	Chairperson of the Board(non-permanent), Climate Change Center	Macrogen, Inc.	Outside Director	March 31, 2021 ~Present	Listed
Kwon, Tae-Kyun	March 12, 2021	Till Ordinary GMoS 2024	—	Kumho Petrochemical	Outside Director	July 1 2022~Present	Listed
Yoo, Jin-Nyong (Audit Committee member)	March 18, 2022	Till Ordinary GMoS 2025	CEO of Angel 6+	Seoul Center for Creative Economy & Innovation	Chairman of BoD	May 3, 2023~Present	Public organization
Sohn, Sung-Kyu (Chairman of Audit Committee)	March 18, 2022	Till Ordinary GMoS 2025	Professor, School of Business, Yonsei University	Samsung Asset Management	Outside Director	March 25 2022~Present	Unlisted
Kim, Joon-Gi	March 17, 2023	Till Ordinary GMoS 2026	Professor of Law, Yonsei Law School	Korean Council for International Arbitration (KOCIA)	President	April 28, 2022~Present	Non-profit organization

1)	If the Outside Director is the Audit Committee member, it is stated under the name.
2)	Other company or organization includes non-profit corporation, foundation, etc.

B.	Sufficient Input of Time and Effort for Faithful Duty Fulfillment of Outside Directors

Our Director Candidate Recommendation Committee recommends the following persons as Outside Directors based on the criteria for Outside Directors candidates finding and reviewing:

•	Persons whose independence is secured and not subject to reasons for disqualification of Outside Directors under the Commercial Act and the New York Stock Exchange listing regulations,

•	Persons who have abundant expertise and experience in the field and have considerable insight in management, and

•	Persons who can put significant time into fulfillment of duties as Outside Directors.

In 2022, the company held 11 BoD meetings with the Directors attendance rate of 100% and 27 Special Committees meetings with the Directors attendance rate of 100%. Moreover, all Outside Directors participated major BoD activities such as strategic sessions, Outside Directors meetings, ESG session, leadership sessions, strategy/performance review session, and business sites visit. Our Outside Directors are devoting sufficient time and effort to fulfill their duties and doing their best to fulfill the rights and roles of the BoD.

(Sub-Principle 5-③) The company needs to provide sufficient information, resources, etc. for Outside Directors’ fulfillment of roles.

A.	Support Measures for Outside Directors Work Performance and Operation Status

(i) Provision procedures and current status of information and human and material resources for Outside Directors

The company may seek assistance of experts with the expense of the company for the work performance of Outside Directors in accordance with the Operational Regulations of the Board of Directors, and it is stipulated to pay expenses necessary for the performance of work such as cost of researching data and information related to the work.

To the final candidates for Outside Director, who are going to be elected at GMoS, information regarding company’s management and BoD is explained. Once the candidates are elected at the GMoS, business briefings are held to report matters such as ‘POSCO Group’s Strategy Direction’, ‘LiB Material and Hydrogen Business Future Growth Strategy’, ‘POSCO’s Steel Business and Mid/Long-term Strategy’, ‘POSCO Group’s ESG Management Strategy’, and ‘POSCO’s History’. We also provide necessary information for their BoD activities.

(ii) A department dedicated to responding to requests for information from outside directors, etc

We have an assisting administrator, the Head of Corporate Strategy Office, to support overall tasks of BoD and Outside Directors. In the Corporate Strategy Planning Team under the Corporate Strategy Office, a dedicated organization consisting of two persons in charge (General Manager, Section Leader), two managers (Senior Manager, Junior Manager) has been established to respond to requests for information from Outside Directors.

(iii) Meetings involving only Outside Directors and the details of the meetings

In order for outside directors to perform their duties smoothly, we hold meetings centered on outside directors from time to time, including individual reports on agendas. In addition, in accordance with Article 24 of the Operational Regulations of the Board of Directors, regular Outside Directors meetings are convened semi-annually, and temporary Outside Directors meetings are required to be held from time to time if necessary. The details of the meetings held by outside directors from 2022 to the date of submission of the report are as follows.

•	(Table 5-③-1) Outside Directors Only Meetings from January 1, 2022 to May 31, 2023

Term	Ordinary/ Extraordinary	Date of Meeting	Attended Outside Directors	Meeting Agenda
1st	Ordinary	June 10, 2022	All 7 Outside Directors	- 2022 Leadership session and discussion on information exchange session
2nd	Ordinary	November 4, 2022	All 7 Outside Directors	-Discuss the direction and roles of the holding company’s board of directors

B.	Sufficient information provision such as necessary data or resources to the Outside Directors in order for their work performance

The company regularly provides management information such as business performance, materials for IR events, legal briefing and etc. to all Outside Directors, and provides information on various issues related to the company at all times.

We are trying to improve the understanding of outside directors by conducting a preliminary report on important investment issues that need to be resolved by the board of directors, and actively reflect the key opinions of outside directors presented during the preliminary report. We also continue to report on the progress of the agendas that are already approved.

We are making efforts to secure sufficient discussion time by holding BoD meetings on separate dates from meeting dates of Special Committees such as Audit Committee, Evaluation and Compensation Committee and Finance Committee. If additional information is required other than information provided to each Committee, separate meetings may be held for each Committee in order for sufficient review.

 (Core Principle 6) Evaluation of Outside Directors Activities

∎	In order to induce active work performance of Outside Directors, their activities should be evaluated fairly, and based on the evaluation results, remuneration and re-appointment should be determined.

 (Sub-Principle 6-①) The evaluation of Outside Directors should be based on individual performance, and the evaluation results should be reflected on re-appointment decision.

A.	Evaluation Outside Directors and Whether Evaluation Results are Reflected on Decision of Re-appointment, Etc.

(i) Evaluation of Outsider Directors

In order to increase the external credibility of the corporate governance and to discover improvements on BoD operation, the BoD evaluation system has been introduced and operated since 2010.

(ii) Specific evaluation methods

The evaluation method consists of a form in which all Directors evaluate BoD and Special Committees they belong in quantitative 5-points ratings and description of qualitative opinions. The evaluation form consists of 27 items in 4 areas of BoD responsibilities, structure and operation, 6 to 9 items for each Special Committee, and the results are used to improve operation through BoD reports and consultations.

Individual evaluation on Outside Directors is not conducted in order to maintain free and critical communication and teamwork. If it is necessary to review evaluation on Outside Directors in the future, we will consider the pros and cons of its application, the usability of the results comprehensively and discuss with BoD for its application. Meanwhile, when reviewing re-appointment of Outside Directors, overall results of Outside Directors’ activities, such as evaluation results of BoD and Special Committees, attendance rate of each Outside Director, and remarks made at the meetings of BoD and Special Committees, are comprehensively considered and used as references.

(Sub-Principle 6-②) The remuneration of Outside Directors needs to be determined at appropriate levels in consideration of evaluation results, responsibilities and risks of work performance.

A.	Remuneration of Outside Directors

(i) Policy related to remuneration

In accordance with Article 388 of the Commercial Act and the Article 36 of the Articles of Incorporation, the remuneration of Outside Directors is determined comprehensively by considering cases of other similar companies in terms of work and size. In addition, the remuneration of outside directors does not include stock options. The remuneration details of Outside Directors are disclosed in the annual business reports as below.

•	(Table 6-②-1) The Remuneration of Outside Directors

(In millions of KRW)	No. of People	Total Remuneration	Average Remuneration per Person
Outside Directors (Except Audit Committee members)	4	425	102
Audit Committee members	3	329	110

*	No. of People : The number of Directors and the Audit Committee members who are in office as of December 31, 2022.

*	Total Remuneration :	The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1, 2022 to December 31, 2022 (Including compensation paid to directors (auditors) who retired before December 31, 2022)
*	Average Remuneration per Person is sum of average remuneration per director (Audit Committee member) per month in 2022

(ii) Quantity, conditions of exercise, etc. when granting a share purchase option

The remuneration of outside directors does not include stock purchase options.

B.	Adequacy of remuneration

The remuneration of outside directors was determined at an appropriate level in consideration of the responsibilities, risks, and time spent on work. Individual evaluation on Outside Directors is not conducted in order to maintain free and critical communication and teamwork. If it is necessary to review evaluation on Outside Directors in the future, we will consider pros and cons of its application, usability of the results comprehensively and discuss with BoD for its application.

 (Core Principle 7) Operation of BoD

∎	The BoD needs to be operated efficiently and reasonably so that it can determine optimal business intention for the benefit of the company and shareholders.

(Sub-Principle 7-①) In principle, BoD needs to be held regularly, and the BoD operating regulations need to be prepared which specifically define the authorities, responsibilities, and operating procedures.

A.	Operation of BoD

(i) Regulations (Articles of Incorporation or Operational Regulations of the Board of Directors) regarding regular BoD

The rights, responsibilities, and operating procedures of the BoD are stipulated in the Operational Regulations of the Board of Directors, and it is disclosed on our website.

In accordance with Article 7 of the Operational Regulations of the Board of Directors, the BoD holds regular and special meetings, and regular meetings are held in January, February, March, May, August, November, and December and special meeting is held when there is an urgent agenda.

The BoD meeting is convened by the Chairman, and each Director may request the Chairman to convene a meeting if necessary. If a Director is unable to attend BoD meeting, he or she may be allowed to participate in the resolution by means of telecommunication methods that transmit and receive voice, in which case the Director is considered to have attended the meeting.

(ii) Information about BoD meetings

In 2022, a total of 7 regular and 4 special Board meetings were held, and in 2023, as of May 31, total 5 Board meetings were held: 4 regular meetings and 1 special meetings. The details of regular and special meetings are as follows.

•	(Table 7-①-1) The BoD Meetings from January 1, 2022 to May 31, 2023

No.	Agenda		Approval or Report	Regular or Special	Meeting Date	Date of agenda notified	No. of Attendees/ Total No. of Directors
	Agenda type	Description
1	Deliberation	Amendment of POSCO’s Articles of Incorporation related to the vertical spin-off	Approved	Special	January 4, 2022	January 3, 2022	12/12
2	Deliberation	Approval of the 54th financial statements and schedule for the general meeting of shareholders	Approved	Regular	January 28, 2022	January 25, 2022	12/12
	Deliberation	Disposal of treasury stocks followed by ESOP implementation	Approved
	Report	Status of implementation of the resolved agendas in 2021 by the BoD	Report
	Report	Business Performance in 2021	Report
	Report	Operation status of internal accounting management system in 2021	Report
	Report	Evaluation of 2021 internal accounting management system operation	Report
3	Deliberation	Recommendation for the candidate of Inside Directors and Non-standing Director	Approved	Regular	February 17, 2022	February 15, 2022	12/12
	Deliberation	Agendas for the 54th GMoS	Approved
	Report	Revision of Operational Regulation of Board of Directors followed by the transition to the holding company	Report

4	Deliberation	Approval of ‘Notice of Completion of Vertical Spin-off’	Approved	Special	March 2, 2022	February 24, 2022	12/12
	Deliberation	Approval of location of Headquarters’ registration	Approved
5	Deliberation	Appointment of Chairman of BoD	Approved	Regular	March 18, 2022	March 15, 2022	12/12
	Deliberation	Appointment of Special Committee	Approved
	Deliberation	Appointment of the Representative Directors and Inside Directors	Approved
	Deliberation	Revision of Operational Regulation of Board of Directors followed by the transition to the holding company	Amended and Approved
6	Deliberation	Revision of Succession Council’s Operational Regulation	Approved	Special	April 8, 2022 May 13, 2022	April 5, 2022	12/12
	Deliberation	2nd capital investment in POSCO Lithium Solution	Approved		April 8, 2022
	Report	Investment status of LiB Material Business	Report
7	Deliberation	Appointment of compliance officer	Approved	Regular	May 13, 2022	May 9, 2022	12/12
	Deliberation	Resolution on dividend payment of the 1st quarter of 2022	Approved
	Report	Business performance in the 1st quarter of 2022 and ESG performance result of POSCO Group	Report
	Report	Joint investment of anode materials in North Amercia	Report
	Report	The performance and assessment of BoD for 2021	Report
8	Deliberation	Merger plan of POSCO International and POSCO Energy	Approved	Regular	12 August, 2022	8 August, 2022	12/12
	Deliberation	Sale of stake of CSP	Approved
	Deliberation	Cancellation of Treasury Shares	Approved
	Deliberation	Resolution on dividend payment for the 2nd quarter of 2022	Approved
	Report	Business performance of the 2nd quarter of 2022 and outlook of second half of 2022	—
	Report	Major business performance of subsidiaries	—
9	Deliberation	Business plan of 2nd stage of POSCO Argentina’s lithium brine project	Approved	Special	October 7, 2022	October 4, 2022	12/12
10	Deliberation	POSCO’s decision on acquisition of steel business related shares or investment certificates of POSCO HOLDINGS	Approved	Regular	November 4, 2022	October 31, 2022	12/12
	Deliberation	Resolution on dividend payment for the 3rd quarter of 2022	Approved
	Report	Business performance of the 3rd quarter of 2022 and outlook of 2022	—
	Report	Major business performance of subsidiaries	—
	Report	Additional review of economic feasibility of 2nd stage of POSCO Argentina’s lithium brine project under the duel exchange rate system in Argentina.	—
11	Deliberation	Mid-term business strategy and business plan for 2023	Approved	Regular	December 19, 2022	December 5, 2022	12/12
	Deliberation	Participating in the contest to secure the site of the R&D center in metropolitan area	Approved
	Report	Business status and plan of electric vehicle drive motor cores	—
	Report	Important matters of company management (POSCO)	—
1	Deliberation	Approval of the 55th financial statements and schedule for the general meeting of shareholders	Amended and Approved	Regular	January 27, 2023	January 20, 2023	12/12
	Report	Business performance of the year 2022	—
	Report	Operation status of internal accounting management system in 2022	—
	Report	Evaluation of 2022 internal accounting management system operation	—
	Report	Implementation status of the BoD resolved agendas for the fiscal year of 2022	—
	Report	Business status and plan of Robot automation solution	—

2	Deliberation	Recommendation of Inside Directors candidates and Non-Standing Director candidate	Approved	Regular	February 16, 2023	February 10, 2023	12/12
	Deliberation	Partial Amendments of the Articles of Incorporation	Approved		February 16, 20, 2023
	Deliberation	Agendas for the 55th general meeting of shareholders	Approved		February 20, 2023
	Report	Monitoring results of internal control standard	—		February 16, 2023
	Report	Establishment of electric furnace in Gwangyang	—		February 16, 2023
3	Deliberation	Appointment of the Chairman of the BoD	Approved	Regular	March 17, 2023	March 13, 2023	12/12
	Deliberation	Appointment of Special Committees members	Approved
	Deliberation	Appointment of Representative Directors and Inside Directors	Approved
	Deliberation	Treasury Stock Disposal in regards to Executive Stock Grant	Approved
	Deliberation	Relocation of Headquarter	Approved	Special	April 7, 2023	April 4, 2023	12/12
	Report	Establishing POSCO maintenance subsidiary	—
4	Deliberation	Investment in Indonesian Nickel Refinery Business for Battery Production Purposes	Approved
	Report	Mid-term Shareholder Return Policy (2023~2025)	—
5	Deliberation	Resolution on dividend payment for the 1st quarter of 2023	Approved	Regular	May 12, 2023	May 9, 2023	12/12
	Deliberation	Domestic Nickel Sulfate Refining Joint Venture	Approved
	Report	Business performance in the 1st quarter of 2023	—
	Report	POSCO Group’s IP Competitiveness Enhancement Plan	—
	Report	ESG Risk management status of FY2022	—
	Report	The performance and assessment of BoD for 2022	—
	Report	Major business performance of subsidiaries	—

(iii) Whether the meeting schedule is predetermined and sufficient time is given in advance

The board-related schedule is determined and notified at the previous year’s BoD so that sufficient time can be given to prepare data and call the BoD in advance. As a result, the attendance rate of outside directors at the board meeting in 2022 is 100.0%.

B.	Whether holding BoD meetings regularly

The company holds regular and special Board meetings, and the regular meetings are held in January, February, March, May, August, November, and December. And as shown in the above (Table 7-①-1) The BoD Meetings from January 1, 2021 to May 31, 2022, we try to comply the months of the meetings.

(Sub-Principle 7-②) BoD shall write minutes in detail at each meeting, and disclose activities of individual Directors such as attendance rate and for or against on agendas.

A. BoD Meeting Minutes

In accordance with Article 15 of the Operational Regulations of the Board of Directors, minutes of BoD meetings are written. In the minutes, agendas, progress, results, opposing Directors and the reasons are written and the attended Directors sign or stamp on the minutes. The original minutes of the BoD meetings are kept in the department in-charge, and the copies are kept in the related departments for 10 years.

B.	The Details of BoD Activities

The details of individual Directors’ attendance at the BoD meetings and attendance rates and agendas approval rates in the last 3 fiscal years are as below.

•	(Table 7-②-1) Individual Director’s Attendance on BoD Meetings from January 1, 2022 to May 31, 2023

(From January, 1 2022 to March 17, 2022)

	No.	1	2	3	4
	Meeting Date	January 4, 2022	January 28, 2022	February 17, 2022	March 2, 2022
Inside Directors	Choi, Jeong-Woo	Attended	Attended	Attended	Attended
	Kim, Hag-Dong	Attended	Attended	Attended	Attended
	Chon, Jung-Son	Attended	Attended	Attended	Attended
	Jeong, Tak	Attended	Attended	Attended	Attended
	Chung, Chang-Hwa	Attended	Attended	Attended	Attended
Outside Directors	Chang, Seung-Wha	Attended	Attended	Attended	Attended
	Kim, Shin-Bae	Attended	Attended	Attended	Attended
	Chung, Moon-Ki	Attended	Attended	Attended	Attended
	Kim, Sung-Jin	Attended	Attended	Attended	Attended
	Pahk, Heui-Jae	Attended	Attended	Attended	Attended
	Yoo, Young-Sook	Attended	Attended	Attended	Attended
	Kwon, Tae-Kyun	Attended	Attended	Attended	Attended

*

At the 54th GMoS held on March 18, 2022, Outside Director Kim, Shin-Bae and Chung, Moon-Ki, and Inside Director Kim, Hag-Dong and Jeong, Tak were retired due to expiration of the terms. Outside Directors Yoo, Jin-Nyong and Sohn, Sung-Kyu, Inside Director Yoo, Byeong-Og, and Non-standing Director Kim, Hag-Dong were newly elected.

(From March, 18 2022 to December 31, 2022)

	No.	5	6	7	8	9	10	11
	Meeting Date	March 18, 2022	April 8, 2022	May 13, 2022	August 12, 2022	October 7, 2022	November 4, 2022	December 9, 2022
Inside Directors	Choi, Jeong-Woo	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chon, Jung-Son	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chung, Chang-Hwa	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Yoo, Byeong-Og	Attended	Attended	Attended	Attended	Attended	Attended	Attended
Non-standing Director	Kim, Hag-Dong	Attended	Attended	Attended	Attended	Attended	Attended	Attended
Outside Directors	Kim, Sung-Jin	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chang, Seung-Wha	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Pahk, Heui-Jae	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Yoo, Young-Sook	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Kwon, Tae-Kyun	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Yoo, Jin-Nyong	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Sohn, Sung-Kyu	Attended	Attended	Attended	Attended	Attended	Attended	Attended

(From January, 1 2023 to March 16, 2023)

	No.	1	2
	Meeting Date	January 27, 2023	February 16, 2023 February 20, 2023 (Continued)
Inside Directors	Choi, Jeong-Woo	Attended	Attended
	Chon, Jung-Son	Attended	Attended
	Chung, Chang-Hwa	Attended	Attended
	Yoo, Byeong-Og	Attended	Attended
Non-standing Director	Kim, Hag-Dong	Attended	Attended
Outside Directors	Kim, Sung-Jin	Attended	Attended
	Chang, Seung-Wha	Attended	Attended
	Pahk, Heui-Jae	Attended	Attended
	Yoo, Young-Sook	Attended	Attended
	Kwon, Tae-Kyun	Attended	Attended
	Yoo, Jin-Nyong	Attended	Attended
	Sohn, Sung-Kyu	Attended	Attended

(From March 17, 2023 to May 31, 2023)

	No.	3	4	5
	Meeting Date	’23.3.17.	’23.4.7.	’23.5.12.
Inside Directors	Choi, Jeong-Woo	Attended	Attended	Attended
	Jeong-Ki-Seop	Attended	Attended	Attended
	Yoo, Byeong-Og	Attended	Attended	Attended
	Kim, Ji-Yong	Attended	Attended	Attended
Non-standing Director	Kim, Hag-Dong	Attended	Attended	Attended
Outside Directors	Pahk, Heui-Jae	Attended	Attended	Attended
	Kim, Sung-Jin	Attended	Attended	Attended
	Yoo, Young-Sook	Attended	Attended	Attended
	Kwon, Tae-Kyun	Attended	Attended	Attended
	Yoo, Jin-Nyong	Attended	Attended	Attended
	Sohn, Sung-Kyu	Attended	Attended	Attended
	Kim, Joon-Gi	Attended	Attended	Attended

*

At the 55th GMoS held on March 17, 2023, Outside Director Chang, Seung-Wha, and Inside Director Chon, Jung-Son and Chung, Chang-Hwa were retired due to expiration of the terms. Outside Directors Kim, Joon-Gi, Inside Director Jeong-Ki-Seop, and Kim, Ji-Yong were newly elected.

•	(Table 7-②-2) Individual Director’s Board Meeting Attendance and Approval Rate in the Last 3 Fiscal Years

Name	Inside or Outside Director	Tenure in BoD	Attendance rate(%)				Approval rate(%)
			Average in the last 3 years	In the last 3 years 1)			Average in the last 3 years	In the last 3 years
				2022	2021	2020		2022	2021	2020
Choi, Jeong-Woo	Inside	March 11, 2016~ March 9, 2018, July 27, 2018~ Present	100	100	100	100	100	100	100	100
Jeong-Ki-Seop	Inside	March 17, 2023~ Present	—	—	—	—	—	—	—	—
Yoo, Byeong-Og	Inside	March 18, 2022~Present	100	100	—	—	100	100	—	—
Kim, Ji-Yong	Inside	March 17, 2023~ Present	—	—	—	—	—	—	—	—
Kim, Hag-Dong	Non-standing	March 15, 2019~Present	100	100	100	100	100	100	100	100
Pahk, Heui-Jae	Outside	March 9, 2019~ Present	100	100	100	100	100	100	100	100
Kim, Sung-Jin	Outside	March 9, 2018~Present	100	100	100	100	100	100	100	100
Yoo, Young-Sook	Outside	March 12, 2021~Present	100	100	100	—	100	100	100	—
Kwon, Tae-Kyun	Outside	March 12, 2021~Present	100	100	100	—	100	100	100	—
Yoo, Jin-Nyong	Outside	March 18, 2022~Present	100	100	—	—	100	100	—	—
Sohn, Sung-Kyu	Outside	March 18, 2022~Present	100	100	—	—	100	100	—	—
Kim, Joon-Gi	Outside	March 17, 2023~ Present	—	—	—	—	—	—	—	—

1)	The year that the Director was not the BoD member marked as “-“.

(Core Principle 8) Special Committees in BoD

∎	In order for efficient operation, BoD should establish committees that perform specific functions and roles.

(Sub-Principle 8-①) More than half of the committee members should be composed of Outside Directors, but audit committee and compensation (reward) committee should be composed of all Outside Directors.

A.	Special Committees under BoD

Until March 2022, the company operated 6 Special Committees in BoD: ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, Audit Committee, and Executive Management Committee. In accordance with the revised Articles of Incorporation and Operational Regulations of the Board of Directors followed by company’s vertical spin-off, Executive Management Committee which reviews and deliberates investment in steel sector was abolished. Therefore, there are 5 Special Committees in operation : ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee and Audit Committee as of the report submission date. Please refer to Sub-Principle 4-① for the current status of the committees installation, major roles, and composition.

B.	Composition of Outside Directors in Special Committees

Each Special Committee within the BoD is composed of more than half of Directors as Outside Directors and Audit Committee, Director Candidate Recommendation Committee and Evaluation and Compensation Committee consist of all Outside Directors in order to ensure independent decision-makings by the Special Committees.

(Sub-Principle 8-②) The organization, operation and authority of all committees must be clearly stated, and the committees should report resolved agendas to BoD.

A.	Whether the Organization, Operation and Authority of Special Committees within the BoD are Stipulated

(i) Whether purpose, authority, responsibility, performance review, composition, qualification and appointment of BoD are stipulated in the Articles of Incorporation

Based on laws and regulations, the company puts provisions related to Special Committees on the Article 38 (2) and the Article 45 of the Articles of Incorporation, and provides the rationale for delegating the authorities of BoD to Special Committees. In addition, in Chapter 4 of the Operational Regulations of the Board of Directors, procedures for composition, convening process, and notification obligations of the Special Committees are clearly stated. In the Article 20 of The Operational Regulations of the Board of Directors and the asterisk specifically state deliberation items for the Special Committees, therefore, the Committees resolve on the matters that are delegated from the BoD.

Until March 2022, the company operated 6 Special Committees in BoD: ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee, Audit Committee, and Executive Management Committee. Following the transition to a holding company in March 2022, Articles of Incorporation was revised to reorganize the special committee. As of submission of this report, there are 5 Special Committees in operation : ESG Committee, Director Candidate Recommendation Committee, Evaluation and Compensation Committee, Finance Committee and Audit Committee. Among the Special Committees, Director Candidate Recommendation Committee and Audit Committee are required by the Commercial Act. The rest of 3 Special Committees were established by the BoD voluntarily in order to increase expertise, independence and efficiency of the Board. Finance Committee and Audit Committee are operated with experts who were in the fields of industries, accounting and finance, and ESG Committee is operated with environment expert. Also, considering the expertise of the fields, we minimize changes of members during the tenure of Directors. The composition, role and authority of each Committee are as follows.

1. ESG Committee

1) Composition : 3 Outside Directors, 1 Inside Director

(Chairman Kim, Sung-Jin / Member Yoo, Young-Sook, Yoo, Jin-Nyong, and Yoo, Byeong-Og)

2) Role and authority : Monitoring status of ESG-related issues, and report publication,

Prior deliberation on internal transaction under Monopoly Regulation and Fair Trade Act, and operation of BoD and special committees

2. Director Candidate Recommendation Committee

1) Composition : 3 Outside Directors,

(Chairman Yoo, Jin-Nyong / Member Pahk, Heui-Jae, and Sohn, Sung-Kyu

2) Role and authority : Qualification examination of candidates for Outside Director and recommendation to GMoS, etc.

3. Evaluation and Compensation Committee

1) Composition : 4 Outside Directors

(Chairman Yoo, Young-Sook / Member Kwon, Tae-Kyun, Sohn, Sung-Kyu, and Kim, Joon-Gi)

2) Role and authority : Management evaluation, review and establishment of compensation plan, etc.

4. Finance Committee

1) Composition : 3 Outside Directors, 1 Inside Director

(Chairman Kwon, Tae-kyun / Member Pahk, Heui-Jae, Kim, Joon-Gi, Jeong, Ki-Seop)

2) Role and authority : Prior deliberation and approval of matters related to investment, etc.

5. Audit Committee

1) Composition : 3 Outside Directors

(Chairman Sohn, Sung-Kyu / Member Kim, Sung-Jin and Yoo, Jin-Nyong)

2) Role and authority : Auditing fulfillment of Directors’ duties, investigating the company’s business and property status, etc.

B. Whether the Special Committees’ Resolutions are Reported to the BoD

In accordance with the Article 21 of the Operational Regulations of the Board of Directors, the Special Committees notify each Director of matters resolved by the Committees, except for the powers granted to the Committees by relevant laws and regulations. If there is any objection to the Committees’ resolution, each Director may request convocation of Board meeting within 2 business days from the date of notification, and BoD may resolve on the matters decided by the Committees again.

C. Meetings Held by Each Special Committee and Attendance Rate of Individual

Director in the Last 3 Years

•	(Table 8-②-1) Meetings held by Special Committees under the BoD (In case of Audit Committee, please refer to Table 9-②-1)

(A) ESG Committee

    (i) Meetings from January 1, 2022 to May 31, 2023

No.	Meeting Date	Attended Members / Total Members	Agenda		Result
			Agenda Type	Description
1	January 28, 2022	4/4	Deliberation	In-house labor welfare fund contribution (internal transaction)	Approved
			Deliberation	Contribute to the Joint Work Welfare Fund of partnering companies (internal transaction)	Approved
2	March 29, 2022	4/4	Deliberation	POSCO Center Lease Contract for 2022	Approved
3	May 13, 2022	4/4	Deliberation	Appointment of compliance officer	Approved
		4/4	Deliberation	Plan of publishing POSCO HOLDINGS’ Corporate Citizen Report	Approved
		4/4	Report	ESG performance of POSCO GROUP in 1Q, 2022	—
4	July 7, 2022	4/4	Report	Current Status and Prospects of Domestic Emissions Trading System	—
		4/4	Report	Progress of publication of POSCO Holdings’ Corporate Citizenship Report	—
5	August 12, 2022	4/4	Report	Operating status of self-compliance program for fair trade in 2022	—
		4/4	Report	ESG performance of POSCO GROUP in 2Q, 2022	—
		4/4	Report	Plan of publishing Corporate Citizen Report	—
6	November 2, 2022	4/4	Prior-Deliberation	POSCO’s decision on acquisition of steel business related shares or investment certificates of POSCO HOLDINGS	Pre-Deliberation
		4/4	Report	ESG performance of POSCO GROUP in 3Q, 2022	—

7	December 7, 2022	4/4	Deliberation	Brand (POSCO)use contract	Approved
		4/4	Deliberation	POSCO Center Lease Contract for 2023	Approved
		4/4	Deliberation	Contribution to The Korea Society	Approved
		4/4	Deliberation	POSCO 1% Sharing Foundation Matching Grant Fund Contributions	Approved
		4/4	Report	ESG management strategy of supply chain	—
		4/4	Report	Attendance results of CoP27	—
1	January 26, 2023	4/4	Report	ESG performance of POSCO GROUP in 2022	—
		4/4	Report	POSCO 2050 Carbon Neutral Basic Roadmap	—
		4/4	Deliberation	Participation in paid-in capital increase of POSCO Silicon Solution for expansion of Si-anode materials (Internal transactions)	Approved
2	March 15, 2023	4/4	Report	Comparison of Technological Development of Hydrogen Reduction Steel	—
		4/4	Report	Government support on Carbon Neutral and cases of other countries	—
		4/4	Report	2023 POSCO Group ESG Management Plan	—
3	May 10, 2023	4/4	Deliberation	Appointment of compliance officer	Approved
		4/4	Deliberation	POSCO International’s ‘POSCO’ Brand Usage Contract (internal transaction)	Approved
		4/4	Deliberation	Plan of publishing Corporate Citizen Report	Approved
		4/4	Report	Operational status of ESG risk management of FY 2022	—
		4/4	Report	ESG performance of POSCO GROUP in 1Q, 2023	—

    (ii) Attendance Rates of Individual Directors in the Last 3 Fiscal Years

Outside or Inside Director	Name	Attendance Rate(%)
		Average in the Last 3 Years	Last 3 Years 1)
			2022	2021	2020
Outside	Kim, Sung-Jin	100	100	—	—
Outside	Yoo, Young-Sook	100	100	100	—
Outside	Kwon, Tae-Kyun	100	100	—	—
Inside	Yoo, Byeong-Og	100	100	—	—

1) The year that the Director was not the BoD member marked as “-“.

2) Since ESG Committee has newly established on March 12, 2021, only the attendance rates of 2021 and 2022 were displayed among the last 3 fiscal years

(B) Director Candidate Recommendation Committee

    (i) Meetings from January 1, 2022 to May 31, 2023

No.	Meeting Date	Attended Members / Total Members	Agenda		Result
			Agenda Type	Description
1	January 28, 2022	3/3	Deliberation	Qualification assessment and recommendation of Outside Directors candidates	Approved
2	February 17, 2022	3/3	Deliberation	Recommendation of Outside Directors	Approved
			Pre-deliberation	Qualification assessment and recommendation of Outside Directors candidates	Pre-deliberation
3	November 4, 2022	3/3	Deliberation	Operation of the Outside Director Candidate Recommendation Advisory Panel	Approved

1	January 11, 2023	3/3	Deliberation	Qualification assessment and recommendation of Outside Directors candidates	Approved
2	February 16, 2023	3/3	Deliberation	Qualification assessment and recommendation of Outside Directors candidates	Approved
			Deliberation	Qualification assessment of Inside and Non-standing Directors candidates	Approved
			Deliberation	Pre-deliberation of member appointment of special committee	Approved

    (ii) Attendance Rates of Individual Directors in the Last 3 Fiscal Years

Outside or Inside Director Outside or Inside Director	Name Name	Attendance Rate(%)
		Average in the Last 3 Years	Last 3 Years 1)
			2022	2021	2020
Outside	Kwon, Tae-Kyun	100	100	100	—
Outside	Chang, Seung-Wha	100	100	—	—
Outside	Yoo, Jin-Nyong	100	100	—	—

*	The year that the Director was not the BoD member marked as ‘-’.
*	Since Director Candidate Recommendation Committee has newly established on March 12, 2021, only the attendance rates of 2021 and 2022 were displayed among the last 3 fiscal years

(C) Evaluation and Compensation Committee

    (i) Meetings from January 1, 2022 to May 31, 2023

No.	Meeting Date	Attended Members / Total Members	Agenda		Result
			Agenda Type	Description
1	January 27, 2022	4/4	Deliberation	Company-wide business performance evaluation 2021	Approved
1	January 27, 2023	4/4	Deliberation	Company-wide business performance evaluation 2022	Approved

    (ii) Attendance Rates of Individual Directors in the Last 3 Fiscal Years

Outside or Inside Director	Name	Attendance Rate(%)
		Average in the Last 3 Years	Last 3 Years 1)
			2022	2021	2020
Outside	Chang, Seung-Wha	100	100	—	100
Outside	Pahk, Heui-Jae	100	100	100	—
Outside	Yoo, Young-Sook	100	100	100	—
Outside	Sohn, Sung-Kyu	100	100	—	—

1)	The year that is not included in the tenure of the Director among the last 3 years is marked with “-”

(D) Finance Committee

    (i) Meetings from January 1, 2022 to May 31, 2023

No.	Meeting Date	Attended Members / Total Members	Agenda		Result
			Agenda Type	Description
1	February 17, 2022	4/4	Deliberation	Share investment in all-solid-state battery manufacturing company	Approved
2	August 10, 2022	4/4	Pre-deliberation	Sales of CSP shares	Pre-deliberation
3	October 7, 2022	4/4	Pre-deliberation	Implementation of the Phase II Argentina Brine Lithium Project	Pre-deliberation
4	November 2, 2022	4/4	Pre-deliberation	POSCO’s decision on acquisition of steel business related shares or investment certificates of POSCO HOLDINGS	Pre-deliberation
			Report	Results of Additional Economic Review on the Phase II Argentina Brine Lithium Project	—
5	December 6, 2022	4/4	Pre-deliberation	Participation in the Public Bidding for Metropolitan R&D Center Construction Site	Pre-deliberation
1	April 4, 2023	4/4	Pre-deliberation	Investment in Indonesian Nickel Refinery Business for Battery Production Purposes	Pre-deliberation

    (ii) Attendance Rates of Individual Directors in the Last 3 Fiscal Years

Outside or Inside Director	Name	Attendance Rate(%)
		Average in the Last 3 Years	Last 3 Years 1)
			2022	2021	2020
Outside	Pahk, Heui-Jae	100	100	—	—
Outside	Yoo, Young-Sook	100	100	—	—
Outside	Kwon, Tae-Kyun	100	100	100	—
Inside	Chon, Jung-Son	100	100	100	—

*	The year that is not included in the tenure of the Director among the last 3 years is marked with “-”
*	Since Finance Committee has newly established on March 12, 2021, only the attendance rates of 2021 and 2022 were displayed among the last 3 fiscal years

4. Audit Organization

(Core Principle 9) Internal Audit Organization

∎   Internal audit organization such as audit committee and auditors must faithfully perform auditing activities with independent position from the management and controlling shareholders, and main activities of internal audit organization should be disclosed.

(Sub-Principle 9-①) Internal audit organization, such as audit committee and auditors, must secure independence and expertise.

A. Composition of Internal Audit Organization

(i) Composition of internal audit organization and accounting/finance expert

Our Audit Committee consists of all 3 or more of Outside Directors in accordance with the Articles of Incorporation and the Audit Committee Regulations, and one or more of the members are appointed as accounting or financial experts as prescribed by the Commercial Act.

•	(Table 9-①-1) Composition of Internal Audit Organization(Audit Committee)

(As of December 31, 2022)

Composition			Careers and Qualifications related to Audit Tasks	Remarks
Title	Inside or Outside Director	Name
Chairman	Outside	Sohn, Sung-Kyu

(Current) Professor, School of Business, Yonsei University (1993~Present)

(Former) President, Korean Accounting Association (2016~2017)

(Former) Distinguished Professor, Samil (2013~2015)

(Former) Non-standing commissioner, Securities and Futures Commission, South Korea (2010~2013)

(Former) Non-standing member, Korea Accounting Standards Board (2008~2010)

* Ph.D. Northwestern University (1992)

Accounting expert
Member	Outside	Kim, Sung-Jin	(Current) Adjunct Professor, Dept. of Economics, Seoul National University (2011~Present) (Former) Minister, The Ministry of Maritime Affairs and Fisheries (2006~2007) (Former) Administrator, the Small and Medium Business Administration (2004~2006) * Ph.D Kansas State University (1991)	—
Member	Outside	Yoo, Jin-Nyong	(Current) CEO, Angel 6+ (2019~Present) (Former) CTO and President, LG Chem (2017~2018) (Former) President & Head, Research Park, LG Chem (2014~2016) (Former) EVP & Head, Research Park, LG Chem (2005~2013) (Former) Ph.D. in Polymer Engineering at Lehigh University (1990)	—

*   March 18, 2022 (GMoS) : Due to the tenure expiration of Chung, Moon-Ki and Pahk, Heui-Jae, new members Sohn, Sung-Kyu and You, Jin-Nyong were appointed.

*   March 18, 2022 (The 4th Audit Committee meeting) : Sohn, Sung-Kyu was appointed as the Chairman of the Audit Committee.

(ii) Policies for securing independence and expertise of internal audit organizations

The company ensures that Audit Committee maintains objectivity in independent position from execution organizations such as BoD and the management when Audit Committee performs auditing duties in accordance with relevant laws and regulations. The Audit Committee meets all relevant laws and regulations to secure independence and expertise. In order to secure independence and professionalism, the Outside Director Candidate Recommendation Advisory Panel, a non-Board Organization, and the Director Candidate Recommendation Committee, a Special Committee under BoD, independently discover and recommend candidates from academic, industrial, and legal fields, as well as candidates of accounting experts who are required by laws. The final candidates are elected at the GMoS.

In accordance with Article 542-11 of the Commercial Act, the company is operating Audit Committee. Accordingly, there is no separate full-time audit, so it is not applicable whether a full-time auditor is allowed to hold a concurrent position.

The company satisfies all of the requirements for the selection of Audit Committee members stipulated by the Commercial Act.

Requirements for Appointment	Satisfaction of Requirements	Related Laws
Consists of 3 or more Directors	Satisfied (3 members)	Article 415-2(2), Commercial Act
Outside Directors are more than two-thirds of the committee members	Satisfied (all Outside Directors)
At least one member of the committee is an accounting or financial expert	Satisfied	Article 542-11(2), Commercial Act
The chairman of audit committee is an Outside Director	Satisfied
Other disqualification factors	Satisfied (not applicable)	Article 542-11(3), Commercial Act

B. Operation of Internal Audit Organization

(i) Regulations for Operation of Internal Audit Organization

Our Audit Committee is operated, with independent standpoint from the management and controlling shareholders, in accordance with the Articles of Incorporation and the Audit Committee Regulations. In accordance with the Audit Committee Regulations, Audit Committee may audit Directors’ business execution such as accounting of the company and work audit, and may request report on business from Directors, or investigate the company’s business and property status. In the event that there is a concern that the company may cause irreparable damages due to the act of Directors in violation of the laws or the Articles of Incorporation, Audit Committee has the authority to request suspending the act. According to the Audit Committee Regulations, Audit Committee is obliged to report to the BoD when Director is acting or is concerned to act in violation of laws or the Articles of Incorporation. In the case that Audit Committee neglects its duties, the Committee is jointly responsible for damage compensation to the company.

(ii) The status of providing training or external expert advisory necessary for the job performance

In addition, if necessary, Audit Committee may consult with external experts at the company’s expense in accordance with the Articles of Incorporation and the Audit Committee Regulations. When the Committee receives notification of the company’s accounting standards violation from independent auditor, an external expert can be appointed at the expense of the company to investigate the violation, and depending on the result, the Committee may request the company’s Representative Director for correction.

The current status of education sessions of the Audit Committee from January 1, 2022 to May 31, 2023 is as follows, and in 2023, we will also provide training on related regulations.

•	(Table 9-①-2) The Status of Audit Committee Education Sessions from January 1, 2022 to May 31, 2023

Z`Date	Operating body of Education	Subject	Remarks
April 12, 2022	KPMG	- Key considerations for SEC listed company - Differences in Roles and Responsibilities of Audit Committees of Korea and the United States	—
August 11, 2022	KPMG	- Overview of Holding Company Audit Committee’s roles and responsibilities	—
August 16, 2022	POSCO Holdings	- Overview of the internal accounting management system	Training conducted according to internal accounting management regulations
May 17, 2023	KPMG, PwC, EY

- The impact of interest rate increase and inflation on financial statements and the role of the audit committee

- Trends in the revision of international ethical standards

- Audit of the Internal Accounting Management System: Lessons learnt for the past 3 years and way forward

Training conducted according to internal accounting management regulations

(iii) Matters concerning investigation of misconduct by management and information/cost support for internal audit organizations by management

According to the Operational Regulations of Audit Committee and Articles of Incorporation, the Audit Committee is authorized to audit the overall progress of business operations conducted by the Board of Directors and the CEO. The company also provides financial support for the activities of the Audit Committee. Additionally, if a director is suspected of or found to be engaging in actions that violate laws or the Articles of Incorporation, the Audit Committee is required to report this to the Board of Directors. Furthermore, if any fraudulent activities or significant violations of laws or Articles of Incorporation are discovered in the course of directorial duties, the Audit Committee is obligated to promptly notify external auditors.

(iv) Establishment status of supporting body for internal audit organization

The company operates the ESG team, a supporting body for internal audit organization, to assist efficient audit conduct of Audit Committee. To perform necessary procedures, such as reviewing documents related to important tasks, Audit Committee may work with ESG team. ESG team consists of 4 team members including 1 team leader (executive), certified public accountant, and management professional. ESG team supports Audit Committee to operate with independent position from the management and controlling shareholders, conducts financial and accounting audits such as consolidated financial statements and evaluates internal accounting management systems, conducts and supports audits on domestic and overseas subsidiaries, establishes and revises ethical management policies, etc. To secure independence from the management, the results are regularly reported directly to the Audit Committee. On the other hand, the audit committee is independent from management by having the right to consent to appoint ESG team leader.

(v) The accessibility of information for the Audit Committee members.

According to Article 4 of our company’s Audit Committee regulations, the Audit Committee is granted the authority to request business reports and investigate business assets. Accordingly, the Audit Committee is empowered to demand reports on business matters from directors and employees, as well as to investigate the company’s business operations and asset status. The Audit Committee is also permitted to engage the assistance of experts at the company’s expense.

C. Remuneration of Audit Committee Members

(i) Remuneration policy

The remuneration of Audit Committee members who are Outside Directors is determined comprehensively by considering cases of other companies with similar level of work and scale, and socially acceptable norms, etc. The remuneration of Outside Directors who are members of Audit Committee and of Outside Directors who are not members of Audit Committee is the same.

D. Independence and Professionalism of Internal Auditing Organization

The company maintains Audit Committee’s objectivity with independent position from the business execution organizations such as BoD and the management when the Committee performs auditing duties in accordance with relevant laws and regulations. The Audit Committee meets all relevant laws and regulations to secure independence and expertise. In order to secure independence and professionalism, the Outside Director Candidate Recommendation Advisory Panel, a non-Board organization, and the Director Candidate Recommendation and Management Committee, a Special Committee under BoD, independently discover and recommend candidates from academic, industrial, legal fields, as well as candidates of accounting experts who are required by laws. The final candidates are elected at GMoS. Based on the above information, it is reasonably considered that independence and expertise of the company’s Audit Committee are sufficiently secured.

(Sub-Principle 9-②) Internal audit organization such as audit committee and auditors should faithfully carry out audit-related tasks such as holding regular meetings, and disclose activities transparently.

A. Internal Audit Organization’s Activities

(i) Details of audit activities, appointment of external auditors, and evaluation of the operation status of the internal accounting management system

From January 1, 2022 to December 31, 2022, Audit Committee meetings were held total 11 times. During the period, the Audit Committee deliberated on results of internal accounting audit, evaluation on operation of internal accounting management system, and was reported results on operation of internal accounting management system, external audit on accounting and internal audits and external review results for quarterly consolidated financial statements.

(ii) Details of Audit Committee Meetings, attendance of individual directors, and Attendance Rate of Individual Directors in Audit Committee in the last 3 Fiscal Years

The details of our audit committee meeting from 2022 to the date of submission of the report are as follows.

•	(Table 9-②-1) Audit Committee Meetings and Attendance

①	Audit Committee Meetings

(From January 1, 2022 to December 31, 2022)

No.	Meeting Date	Attendees	Agenda		Result
			Agenda Type	Contents
1	January 27, 2022	3/3	Deliberation	Assessment of internal accounting management system in 2021	Approved
			Deliberation	Review of the agendas for the Extraordinary GMoS	Approved
			Deliberation	Approval of audit and non-audit services for POSCO and subsidiaries	Approved
			Deliberation	Audit Committee activities in 2021	Approved
			Deliberation	The assessment on the executive officers and employees conformity to the code of ethics for the fiscal year of 2021	Approved
			Report	Assessment of internal accounting management system in 2021	Report
2	February 16, 2022	3/3	Deliberation	Internal audit result for the year 2021	Approved
			Report	External audit result for the year 2021	Report
3	February 17, 2022	3/3	Deliberation	Review of the agendas for the Ordinary GMoS	Approved
4	March 18, 2022	3/3	Deliberation	Appointment of the chairman of the Audit Committee	Approved
			Deliberation	Agreement of appointing the person in charge of the internal audit department	Approved
5	April 5, 2022	3/3	Deliberation	Approval of audit and non-audit services for POSCO Holdings	Approved
6	April 27, 2022	3/3	Deliberation	Results of internal audit on the consolidated financial statements for the 1st quarter of 2022	Approved
			Report	The results of the 20-F audit for 2021 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2022	Report
7	June 10, 2022	3/3	Report	Audit trends and pending issues such as PCAOB monitoring cases	Report
8	June 24, 2022	3/3	Deliberation	Report on approval of POSCO’s non-audit service contract	Approved
			Deliberation	Approval on changes in the audit service contract for POSCO E&C	Approved
9	August 11, 2022	3/3	Deliberation	Internal audit performance for the 1st half of 2021 and plans for the 2nd half of 2022	Approved
			Deliberation	Results of internal audit on consolidated financial statements for the 2nd quarter of 2022	Approved
			Deliberation	Audit activity evaluation results of the independent auditor for the year 2021	Approved
			Report	Results of external audit on consolidated financial statements for the 2nd quarter of 2022	Report
10	November 2, 2022	3/3	Deliberation	Evaluation criteria for selecting external auditors	Approved
			Deliberation	Results of internal audit on consolidated financial statements for the 3rd quarter of 2022	Approved
			Report	Results of external audit on consolidated financial statements for the 3rd quarter of 2022	Report
11	December 8, 2022	3/3	Deliberation	Selection of external auditors of POSCO Holdings	Approved
			Deliberation	Approval of audit and non-audit services contract of POSCO Holdings and its subsidiaries	Approved
			Report	Overseas subsidiaries’ checklists inspection result	Report

From January 1, 2023 to the May 31, 2023, the Audit Committee has been held five times. During this period, the Audit Committee deliberated the internal audit results, the operation status of the internal accounting management system, and received reports on the operation status of the internal accounting management system, and external audit results. The relevant details are as below.

(From January 1, 2023 to May 31, 2023)

No.	Meeting Date	Attendees	Agenda		Result
			Agenda Type	Contents
1	January 26, 2023	3/3	Deliberation	Appointment of the person in charge of the internal audit department	Approved
			Deliberation	Assessment of internal accounting management system in 2022	Approved
			Deliberation	Approval of POSCO Holdings and POSCO Holdings’ consolidated subsidiaries’ audit and non-audit service contracts	Approved
			Deliberation	Audit Committee activities in 2022	Approved
			Report	Report of operation of internal accounting management system in 2022	Report
2	February 15, 2023	3/3	Deliberation	Internal audit result for the year 2022	Approved
			Deliberation	Internal audit performance of the year 2022 and plan for 2023	Approved
			Report	External audit result for the year 2022	Report
3	February 20, 2023	3/3	Deliberation	Review of the agendas for the Ordinary GMoS	Approved after amendment
4	March 17, 2023	3/3	Deliberation	Appointment of the chairman of the Audit Committee	Approved
5	April 27, 2023	3/3	Deliberation	Results of internal audit on the consolidated financial statements for the 1st quarter of 2023	Approved
			Report	The results of the 20-F audit for 2022 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2023	Report

② Audit Committee Attendance of Individual Directors

(From January 1, 2022 to December 31, 2022)

	No.	1	2	3	4	5	6	Remarks
	Meeting Date	January 27, 2022	February 16, 2022	February 17, 2022	March 18, 2022	April 5, 2022	April 27, 2022
Outside Directors	Kim, Sung-Jin	Attended	Attended	Attended	Attended	Attended	Attended
	Chung Moon-Ki	Attended	Attended	Attended	Not applicable	Not applicable	Not applicable	End of term on March 2022
	Pahk, Heui-Jae	Attended	Attended	Attended	Not applicable	Not applicable	Not applicable	End of term on March 2022
	Sohn, Sung-Kyu	Not applicable	Not applicable	Not applicable	Attended	Attended	Attended	Newly appointed on March 2022
	Yoo, Jin-Nyong	Not applicable	Not applicable	Not applicable	Attended	Attended	Attended	Newly appointed on March 2022

*   At the 54th GMoS, held on March 18, 2022, due to end of tenure of Chung Moon-Ki and Pahk, Heui-Jae, new members Sohn, Sung-Kyu and Yoo, Jin-Nyong were appointed.

*   At 4th Audit Committee, held on March 18, 2022, Outside Director Sohn, Sung-Kyu, a member of Audit Committee was newly appointed as Chairman of Audit Committee *

Outside Directors	No.	7	8	9	10	11	Remarks
	Meeting Date	June 10, 2022	June 24, 2022	August 11, 2022	November 2, 2022	December 8, 2022
	Kim, Sung-Jin	Attended	Attended	Attended	Attended	Attended
	Sohn, Sung-Kyu	Attended	Attended	Attended	Attended	Attended
	Yoo, Jin-Nyong	Attended	Attended	Attended	Attended	Attended

(From January 1, 2023 to May 31, 2023)

Outside Directors	No.	1	2	3	4	5	Remarks
	Meeting Date	January 26, 2023	February 15, 2023	February 20, 2023	March 17, 2023	April 27, 2023
	Kim, Sung-Jin	Attended	Attended	Attended	Attended	Attended
	Sohn, Sung-Kyu	Attended	Attended	Attended	Attended	Attended
	Yoo, Jin-Nyong	Attended	Attended	Attended	Attended	Attended

* At 4th Audit Committee, held on March 17, 2023, Outside Director Sohn, Sung-Kyu, a member of Audit Committee was newly appointed as Chairman of Audit Committee *

③ Attendance Rate of Individual Directors in Audit Committee in the last 3 Fiscal Years

(From January 1, 2020 to December 31, 2022)

Inside or Outside Director	Name	Attendance rate(%)
		Average of the last 3 years1)	Recent 3 years2)
			2022	2021	2020
Outside Directors	Chung, Moon-Ki	100	100	100	100
	Bahk, Byong-Won	100	—	100	100
	Chang, Seung-Wha	67	—	—	67
	Kim, Sung-Jin	100	100	100	—
	Pahk, Heui-Jae	100	100	100	100
	Sohn, Sung-Kyu	100	100	—	—
	Yoo, Jin-Nyong	100	100	—	—

1) Total number of attendance is divided by total number of meetings held.

2) The year that the Director did not belong to the committee marked as “-“.

* At the 52nd GMoS, held on March 27, 2020, due to end of tenure of Chang, Seung-Wha, a new member Pahk, Heui-Jae was appointed.

* At the 53rd GMoS, held on March 12, 2021, due to end of tenure of Bahk, Byong-Won, a new member Kim, Sung-Jin was appointed.

* At the 54th GMoS, held on March 18, 2022, due to end of tenure of Chung, Moon-Ki and Pahk, Heui-Jae, new members Sohn, Sung-Kyu and Yoo, Jin-Nyong were appointed.

(iii) Internal regulations related to audit procedures, records and preservation of minutes and audit minutes, and reporting procedures at the GMoS

Audit procedures are stipulated in our internal audit guidelines. The internal audit guidelines stipulate the selection of audit targets, audit methods, and post-management of audit results, and the Corporate Audit Office conducts audit works in accordance with the audit procedures stipulated in the internal audit guidelines. The company writes minutes and audit records in accordance with the Audit Committee Regulations, and minutes and audit records are retained for 10 years after being stamped or signed by Audit Committee members. Audit Committee’s procedure for reporting to GMoS is prescribed by the Articles of Incorporation.

B. Internal Audit Organization’s Audit Tasks

As described in A. Internal Audit Organization’s Activities, audit procedure complies with the internal audit guidelines, and it is reasonably believed that Audit Committee of the company performs audit-related tasks faithfully.

 (Core Principle 10) Independent Auditor

In order to ensure that the company’s accounting information is trusted by its users, such as shareholders, independent auditor must conduct audits fairly with independent position from the audited company, its management and controlling shareholders.

(Sub-Principle 10-①) The internal audit organization should prepare and operate policy to secure independence and expertise when selecting independent auditor.

A.	Appointment and Operation Policy for Independent Auditor

(i) Standards and procedures related to appointment to secure independence and expertise of external auditors

In order to strengthen independence and professionalism of independent auditors, and fairness of appointment process, we appoint and evaluate independent auditors at the Audit Committee in accordance with the Articles of Incorporation and the Audit Committee Regulations. The Audit Committee appoints independent auditors considering the independent auditors’ expertise and understanding about the company. Audit Committee of the company established the evaluation criteria for independent auditors in consideration of the independence, professionalism, audit plan, and audit time in the 10th Audit Committee in 2022. As determined by applicable laws, in the 11th Audit Committee in 2022 KPMG Samjong Accounting Corp. was appointed as independent auditor for 2023.

(ii) Number of meetings related to the appointment of external auditors and matters to be discussed at each meeting

From 2022 to May 31, 2023, a total of two audit committees were held in order to appoint external auditors and determine contract conditions.

In November 2022, Audit Committee established the criteria for evaluating the appointment of external auditors in consideration of the capabilities of the audit team, the capabilities of accounting firms, and the appropriateness of audit procedures.

In December 2022, the Audit Committee appointed Samjeong Accounting Corporation as an external auditor, and decided on the terms of the audit contract in consideration of audit fees, audit hours, and audit input personnel.

(iii) Evaluation of external auditor’s audit activities

Every year, Audit Committee evaluates whether the external auditor faithfully executed the audit plan, including matters such as audit compensation, audit hours, and the required resources for the audit. The Audit Committee conducted an evaluation of the external auditor’s audit activities for 2021 at the 9th Audit Committee meeting in 2022.

(iv) Whether we are receiving non-audit services such as management consulting through its subsidiary

The company is not provided non-audit service contracts such as business consulting through subsidiaries of the independent auditor.

B. Evaluation on Appointment and Operation of Independent Auditor

In order to strengthen independence and professionalism of independent auditors, and fairness of the appointment process, independent auditor is appointed and evaluated by the Audit Committee in accordance with the Articles of Incorporation and the Audit Committee Regulations. The Audit Committee appoints independent auditors considering the independent auditors’ expertise and understanding about the company. As described in A. Appointment and Operation Policy for Independent Auditor, the company believes that the policy to secure independence and expertise when selecting independent auditor has been in place and operated.

(Sub-Principle 10-②) The internal audit organization should periodically communicate with independent auditor at all stages, including conducting external audits and reporting audit results.

A. Communication between Internal Audit Organization and Independent Auditor

(i) Regular quarterly discussions on key matters related to external audit without the presence of the management

Our independent auditor reports quarterly and semi-annually reviewed results of financial statements and yearly audit results to Audit Committee at least once in every quarter without attendance of the management.

(ii) Major issues discussed and the process of reflecting them to the internal audit work

Independent auditor discusses annual audit plans with Audit Committee, matters that need to be key to the company’s financial statements or overall management in relation to independent audits, and valuation methods of financial products held by the company. If necessary, independent auditor’s consultation are reflected to the internal audit work through internal audit supporting team.

(iii) The procedure for the external auditor to communicate significant matters identified during the audit to the internal audit function, as well as the role and responsibilities of the internal audit function in this regard

In accordance with Audit Committee Regulations, independent auditor may appeal to Audit Committee in the event of the company’s material misconduct on Directors’ work performance, occurrence of material events in violation of laws or the Articles of Incorporation, or violation of the accounting standards by the company.

In addition, Audit Committee shall report to BoD when a Director is in violation of laws or the Articles of Incorporation or it is concerned that a Director might act in violation of laws or the Articles of Incorporation. When it is notified by the independent auditor that the company violated accounting standards, an outside expert needs to be appointed with the expense of the company to investigate the violation, and depending on the result, the company’s Representative Director may be asked to correct it.

(iv) Whether the company has submitted separated financial statements 6 weeks prior to the GMoS (4 weeks for consolidated financial statements)

The company submitted unaudited separate financial statements to independent auditor 6 weeks before the Ordinary GMoS and submitted unaudited consolidated financial statements 4 weeks before the Ordinary GMoS. The financial statements for 2022 were submitted as follows, and since submission date to the Securities & Futures Commission and the submission date to independent auditor must be the same, proof of the Securities & Futures Commission submission was also provided to the independent auditor.

•	Submission Dates of Consolidated Financial Statements –

•	The 1st Submission : January 17, 2023, Statements of Financial Position and Comprehensive Income

•	The 2nd Submission : January 25, 2023, Statements of Financial Position, Comprehensive Income, Changes in Equity and Cash Flow, and Notes to the Financial Statements

•	The 3rd Submission : January 27, 2023, the final version of financial statements

B. Periodic Communication between Internal Audit Organization and Independent Auditor

Our Audit Committee regularly communicates with independent auditor at least once in every quarter, and if necessary, reflects the auditor’s consultation in internal auditing. In addition, a separate meeting with only the audit committee and external auditors is held in order to listen to the independent opinions of external auditors on fraudulent risks and etc. As described in A. Communication between Internal Audit Organization and Independent Auditor, we believe that periodic communication between the company’s Audit Committee and independent auditor is sufficient.

5. Other Highlights

The company respects and supports internationally accepted sustainability standards such as the United Nations Sustainable Development Goals, the United Nations Global Compact, OECD Guidelines for Multinational Enterprises, and ISO 26000. In addition, the company prohibits child labor and forced labor in domestic and overseas workplaces in accordance with the above international standards and ethical standards, and supports international human rights standards such as Universal Declaration of Human Rights and UN Guiding Principles on Business and Human Rights.

The company has been publishing sustainability reports since 2004, and has been publishing “Corporate Citizenship Report” since July 2018 when we announced the Corporate Citizenship management philosophy. POSCO Group publish ‘Corporate Citizenship Report’ which reflects our ESG management strategy and performance in line with the corporate citizenship principles. The Corporate Citizenship Report undergoes third-party verification to enhance objectivity.

After the transition to holding company, POSCO HOLDINGS enhanced corporate governance by establishing POSCO Group ESG Council and ESG Session. The ESG Council is a quarterly meeting involving CEO of POSCO HOLDINGS, executives, and representatives of subsidiaries. Important ESG issues and ESG performance review of POSCO Group are discussed in the meeting and the council members report to the BoD or ESG committee regarding significant matters. All members of the BoD participate in discussions on ESG issues through the ESG sessions which held annually. The committee also monitors and makes decisions on ESG issues at major domestic and international business sites.

In 2022, POSCO HOLDING newly established Stakeholder Round-table as a part of double materiality assessment selecting critical ESG issues. In April 2023, the executives of POSCO HOLDINGS gathered opinions from stakeholders, including investors, customers, partners, and external ESG experts. The finalized key ESG issues, along with related policies and strategies, will be incorporated and disclosed in the POSCO HOLDINGS Corporate Citizenship Report in the second half of the year. The “POSCO HOLDINGS Corporate Citizenship Report” is published annually, and the report is available for download on the company’s website under the Corporate Citizenship Report section.

Sustainability Report - Corporate Citizenship/ESG - POSCO HOLDINGS (posco-inc.com)

Attachment	Key Compliance Indicators of Corporate Governance

	Key Indicators	Compliance (2022)		References	Compliance (2021)
		º	X		º	X

Shareholders	① Announcement of convocation 4 weeks before the GMoS *		X	The company conducted Notice of Convocation 3 weeks in advance to the date of GMoS 2023. (Sub-Principle 1-①) A. History and Notice of GMoS	º
	② Electronic voting*	º		In order to facilitate voting process, we have adopted and continued electronic voting system since GMoS of 2019. (Sub-Principle 1-②) A. History of Shareholders’ Exercise of Voting Rights	º
	③ The GMoS held on non-congested date *	º		Ordinary GMoS 2023 was held in March 17, 2023, avoiding the congested dates for GMoS. (Sub-Principle 1-②) A. History of Shareholders’ Exercise of Voting Rights	º
	④ Dividend policy and dividend implementation plan notified to shareholders at least once a year **	º

The company does not only provide Shareholders Return Policies through disclosures, but also provide information on the mid-term dividend policy, dividend details and amounts, and information on share repurchase through the company website.

The “POSCO Holdings Dividend Information Service” website has been established separately to provide dividend-related information in an integrated manner.

(Sub-Principle 1-④) B. Information Provision of Shareholders Return Policies

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BoD	⑤ Establishment and operation of the CEO’s succession policy (including emergency appointment policy)	º		BoD decides candidates for CEO and CEO Candidate Recommendation Committee comprised solely of Outside Directors verifies eligibility of the candidates. In May 2022, the ‘Basic Qualification Requirements for CEO Candidates’, which are the qualifications set by the board of directors, were newly established in order to block external influences in the process of	º

succession and establish a fairer and more transparent succession process. Moreover, in order to systematically train candidates for the top management, the company selects and manages key talents from executive officers and managerial level of employees in each major work areas since 2017. The selected personnel are nurtured by performing major internal tasks, completing training at major institutions, and having 1:1 mentoring with external experts. Also, they share the outcomes of CEO candidate training program at the leadership session between outside directors and CEOs

(Sub-Principle 3-②) A. The CEO Succession Policy

⑥ Establishment and operation of internal control policy	º

We operate risk management system by classifying risks into business risks (Corporate Strategy, Finance, Group Business) and non-business risks (ESG risks). In order to check compliance with the compliance control standards, the company established and implemented the compliance control standards and hired compliance officer with legal qualifications. Moreover, the company proactively adopted ICoFR(Internal Controls over Financial Report) when it first introduced in the Republic of Korea, and as listed on the New York Stock Exchange the company went through the audit with separate and consolidated scopes respectively, conducted by independent auditors. The company established and operates guidelines for managing disclosure information and for those regular reports such as Business Reports, internal control procedures such as confirmation and signatures by the heads of the departments responsible for disclosure contents are followed

(Sub-Principle 3-③) A. Operation of Internal Control Policy

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⑦ Separation of Chairman of the BoD and Representative Director	º	Since 2006, Chairman of the BoD has been appointed among Outside Directors, separately from Representative Director and CEO, by the resolution of the	º

BoD (Sub-Principle 4-①) A. The Status of BoD Composition
	⑧ Adoption of cumulative voting system	º

In accordance with Articles of Incorporation, the company does not exclude the cumulative voting system in relation to exercise shareholders’ voting rights

(Sub-Principle 4-③) C. The Cumulative Voting System and Minority Shareholders, Etc.

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	⑨ Establishment of policies to prevent election of executive officers who are responsible for damaging corporate value or infringement of shareholder rights	º

For the candidates for executive officers, the department in-charge verifies professionalism, leadership, and achievements throughout a year. The company’s Code of Ethics stipulates the duty of faithfulness to shareholders and investors and in particular, the principle of zero tolerance is applied to violations of bribery, embezzlement, information manipulation, and sexual ethics. We also established policies to prevent the appointment of the executive who is responsible for damage to corporate values or for infringement of shareholders’ interests.

(Sub-Principle 4-④) B. Executive Officer Appointment Policy

                                   C. Inspection on Executive Officers’ Embezzlement, Misconduct or Unfair Transactions under the Financial Investment Services and Capital Markets Act

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	⑩ None-existence of long-term Outside Directors over 6 years	º

Since 2005, when the company firstly appointed Outside Directors, there have been no cases that Outside Directors have served for more than 6 years.

(Sub-Principle 5-①) B. Outside Director with Long-Term Tenure

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Audit Organization	Provide training for internal audit organization at least once a year **	º

In 2022, The company conducted three education sessions (Key considerations for SEC listed company, Overview of Holding Company Audit Committee’s roles and responsibilities, Overview of the internal accounting management system) and held one education session as of the date of submission of this report.

(Sub-Principle 9-①) B. Operation of Internal Audit Organization

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Establishment of an independent internal auditing department (a supporting body of internal audit)	º

The company operates ESG team, a supporting body for internal audit organization, to assist efficient audit conduct of Audit Committee.

ESG team supports Audit Committee to operate with independent position from the management and controlling shareholders, conducts financial and accounting audits and evaluates internal accounting management systems. To secure independence from the management, the results are regularly reported directly to the Audit Committee. In addition, the audit committee is independent from management by having the right to consent to appoint ESG team leader.

(Sub-Principle 9-①) B. Operation of Internal Audit Organization

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Existence of accounting or financial experts in internal audit organization	º

Our Audit Committee consists of all 3 or more of Outside Directors in accordance with the Articles of Incorporation and the Audit Committee Regulations, and one or more of the members are appointed as accounting or financial experts as prescribed by the Commercial Act.

(Sub-Principle 9-①) B. Operation of Internal Audit Organization

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Internal audit organization holds meeting with independent auditors at least once in every quarter without attendance of the management **	º

Our independent auditor reports quarterly and semi-annually reviewed results of financial statements and yearly audit results to Audit Committee at least once in every quarter without attendance of the management. If necessary, independent auditor’s consultation are reflected to the internal audit work.

(Sub-Principle 10-②) A. Communication between Internal Audit Organization and Independent Auditor

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Whether or not an internal audit organization has the procedure to access important business-related information	º	Our Audit Committee is operated with independent standpoint from the management and controlling shareholders, in accordance with the Articles of Incorporation and the Audit Committee Regulations. In accordance with the Audit Committee Regulations, Audit Committee may audit Directors’	º

business execution such as accounting of the company and work audit, and may request report on business from Directors, or investigate the company’s business and property status. In addition, if necessary, Audit Committee may consult with external experts at the company’s expense. To perform necessary procedures, such as reviewing documents related to important tasks, Audit Committee may work with ESG team which is a supporting body for internal audit organization

(Sub-Principle 9-①) B. Operation of Internal Audit Organization

º	The above table is as of May 31, 2023
*	Based on the Ordinary GMoS held in March 17, 2023
**	Based on from January 1, 2022 to December 31, 2022